5/3

07023226

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shiseido Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 07 2007
THOMSON FINANCIAL

FILE NO. 82- 02311

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dee

DAT : 5/4/07

The figures for these Financial Statements are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report issued by the Company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007

Shiseido Company, Limited

Listing: Tokyo Stock Exchange, First Section (Code Number: 4911)
Head Office: Tokyo, Japan
URL: http://www.shiseido.co.jp/e/
Representative: Shinzo Maeda, President/CEO & Representative Director
Contact: Yukihiro Saito, Head of Investor Relations, Financial Department
Tel. +81-3-3572-5111

Annual Meeting of Shareholders: June 26, 2007 (plan)
Filing of Financial Report: June 26, 2007 (plan)
Start of cash dividend payments: June 27, 2007 (plan)

1. Performance in the Fiscal Year Ended March 31, 2007 (April 1, 2006–March 31, 2007)

* Amounts under one million yen have been rounded down.

(1) Consolidated Operating Results

(Millions of yen; percentage figures denote year-on-year change)

	Net Sales	Income from Operations	Ordinary Income	Net income
Fiscal Year Ended Mar. 2007	694,594 [+3.5%]	50,005 [+28.6%]	53,465 [+26.8%]	25,293 [+75.2%]
Fiscal Year Ended Mar. 2006	670,957 [+4.9%]	38,879 [+37.8%]	42,161 [+37.9%]	14,435 [—]

	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Return on Equity (%)	Ordinary Income/ Total Assets (%)	Operating Income/ Net Sales (%)
Fiscal Year Ended Mar. 2007	60.89	60.71	6.6	7.6	7.2
Fiscal Year Ended Mar. 2006	34.42	34.37	3.9	6.1	5.8

Reference: Equity in earnings of affiliates:
Fiscal year ended Mar. 2007: ¥57 million
Fiscal year ended Mar. 2006: ¥61 million

(2) Consolidated Financial Position

(Millions of yen, except for per share figures)

	Total Assets	Net Assets	Equity Ratio (%)	Net Assets per Share (Yen)
Fiscal Year Ended Mar. 2007	739,832	403,796	52.5	940.79
Fiscal Year Ended Mar. 2006	671,841	387,612	55.7	906.11

Reference: Equity at year-end (consolidated):
Fiscal year ended Mar. 2007: ¥388,386 million
Fiscal year ended Mar. 2006: ¥373,899 million

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Year-End
Fiscal Year Ended Mar. 2007	69,431	(18,482)	1,836	145,259
Fiscal Year Ended Mar. 2006	21,812	(12,640)	(29,959)	89,014

2. Cash Dividends

	Cash Dividends per Share (Yen)			Total Dividends Paid (Full Year) (Millions of Yen)	Payout Ratio (Consolidated)	Dividends Paid/ Net Assets (Consolidated)
(Cut-off Date)	Interim	Year-End	Full Year			
Fiscal Year Ended Mar. 2006	15.00	15.00	30.00	12,371	87.2%	3.4%
Fiscal Year Ended Mar. 2007	16.00	16.00	32.00	13,205	52.6	3.5
Fiscal Year Ending Mar. 2008 (plan)	17.00	17.00	34.00		42.5	

Note: Figures for Cash Dividends per Share (Year-End), Cash Dividends per Share (Full Year), Total Dividends Paid, Payout Ratio (Consolidated), and Dividends Paid/Net Assets (Consolidated) for the fiscal year ended March 2007 are based on the Company's plans as of April 26, 2007, the date of this report's publication.

3. Projections for the Fiscal Year Ending March 2008 (April 1, 2007–March 31, 2008)

(Millions of yen, except per share figures; percentage figures denote year-on-year change)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income per Share (Yen)
First Half Ending Sept. 2007	355,000 [+2.2%]	26,000 [+0.7%]	26,000 [−7.0%]	9,500 [+1.3%]	23.01
Fiscal Year Ending Mar. 2008	720,000 [+3.7%]	58,000 [+16.0%]	58,000 [+8.5%]	33,000 [+30.5%]	79.94

4. Other

(1) Significant changes in subsidiaries (scope of consolidation) during period: Yes
Newly included: 1 (Selan Anonymous Association)
Newly exempted: —
Note: For more details, refer to "The Shiseido Group" (page 16)

(2) Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of consolidated financial statements (Those to be stated as changes in Basis of Presenting Consolidated Financial Statements):

1. Changes associated with revision in accounting standards: Yes
   Note: For more details, refer to "Basis of Presenting Consolidated Financial Statements" (page 28)
2. Other changes: Yes
   Note: For more details, refer to Notes 2 and 3 in "Segment Information" (page 40)

(3) Shares outstanding (common stock) at year-end

1. Number of shares outstanding (including treasury stock)
   Fiscal year ended Mar. 2007: 424,562,353
   Fiscal year ended Mar. 2006: 424,562,353
2. Number of treasury shares outstanding
   Fiscal year ended Mar. 2007: 11,730,235
   Fiscal year ended Mar. 2006: 12,105,939

Note: For basis for calculating net income per share (consolidated), refer to "Per Share Data" (page 48)

(Reference) Summary of Non-Consolidated Financial Results

1. Performance in the Fiscal Year Ended March 31, 2007 (April 1, 2006–March 31, 2007)

(1) Operating Results

(Millions of yen, rounded down; percentage figures denote year-on-year change)

	Net Sales	Income from Operations	Ordinary Income	Net Income
Fiscal Year Ended Mar. 2007	282,091 [+11.6%]	15,637 [+121.2%]	28,891 [+53.7%]	16,749 [+104.6%]
Fiscal Year Ended Mar. 2006	252,663 [+4.0]	7,070 [+23.4]	18,801 [+7.9]	8,186 [+996.8]

	Net Income per Share (Yen)	Net Income per Share (Fully Diluted) (Yen)
Fiscal Year Ended Mar. 2007	40.60	40.48
Fiscal Year Ended Mar. 2006	19.53	19.50

(2) Financial Position

(Millions of yen, except per share data, rounded down)

	Total Assets	Net Assets	Equity Ratio (%)	Net Assets per Share (Yen)
Fiscal Year Ended Mar. 2007	559,407	375,317	67.1	909.00
Fiscal Year Ended Mar. 2006	536,833	375,638	70.0	910.44

Reference: Equity at year-end:
Fiscal year ended Mar. 2007: ¥375,265 million.
Fiscal year ended Mar. 2006: ¥375,638 million

2. Outlook for the Fiscal Year Ending March 31, 2008 (April 1, 2007–March 31, 2008)

In this report, the Company does not include non-consolidated outlook, which it deems to have low significance as investment information.

In this document, statements other than historical facts are forward-looking statements that reflect our plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements.

1. Operating Results

1.1 Analysis on Operating Results

(1) Review of Performance in the Fiscal Year Ended March 2007

In the fiscal period under review (year ended March 31, 2007), consolidated net sales rose steadily, increasing 3.5% year-on-year. Although domestic sales edged down slightly, overseas sales surged considerably, driven by the Chinese market.

Income from operations showed strong growth, increasing 28.6% year-on-year. This was the result of marginal gains owing to overseas sales expansion, as well as cost reduction efforts. Ordinary income also grew significantly, up 26.8%, reflecting the rise in income from operations. Among extraordinary items, we reported an impairment loss and a restructuring expense. Nevertheless, net income increased a solid 75.2%, to ¥25.3 billion.

Consolidated Performance

(Millions of yen)

	Fiscal Year Ended Mar. 2007	Percent of Net Sales	Fiscal Year Ended Mar. 2006	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Cosmetics	447,557	64.4%	453,360	67.6%	–5,803	–1.3%
Overseas Cosmetics	224,319	32.3%	196,331	29.3%	+27,988	+14.3%
Others	22,717	3.3%	21,265	3.1%	+1,451	+6.8%
Net Sales	694,594	100.0%	670,957	100.0%	+23,637	+3.5%

Domestic Sales	469,796	67.6%	473,715	70.6%	–3,919	–0.8%
Overseas Sales	224,798	32.4%	197,241	29.4%	+27,557	+14.0%

Income from Operations	50,005	7.2%	38,879	5.8%	+11,125	+28.6%
Ordinary Income	53,465	7.7%	42,161	6.3%	+11,303	+26.8%
Net Income	25,293	3.6%	14,435	2.2%	+10,857	+75.2%
Consolidated Income/ Nonconsolidated Income	1.51 times		1.76 times			

Nonconsolidated Performance

(Millions of yen)

	Fiscal Year Ended Mar. 2007	Percent of Net Sales	Fiscal Year Ended Mar. 2006	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Cosmetics	255,778	90.7%	226,952	89.8%	+28,825	+12.7%
Overseas Cosmetics	19,427	6.9%	19,137	7.6%	+289	+1.5%
Others	6,886	2.4%	6,573	2.6%	+312	+4.8%
Net Sales	282,091	100.0%	252,663	100.0%	+29,428	+11.6%

Income from Operations	15,637	5.5%	7,070	2.8%	+8,566	+121.2%
Ordinary Income	28,891	10.2%	18,801	7.4%	+10,090	+53.7%
Net Income	16,749	5.9%	8,186	3.2%	+8,563	+104.6%

(2) Review by Business Segment

(a) Domestic Cosmetics

(Millions of yen)

	Fiscal Year Ended Mar. 2007	Fiscal Year Ended Mar. 2006	Year-on-Year Increase/Decrease	
			Amount	% change
External Sales	447,557	453,360	–5,803	–1.3%
Intersegment Sales	6,231	5,131		
Total Sales	453,788	458,491		
Income from Operations Operating Margin	36,870 8.1%	34,260 7.5%	+2,610 +0.6%	+7.6%

■ **Sales**

Sales in the domestic cosmetics business segment edged down 1.3%. Despite increases in sales of self-selection cosmetics and toiletries products, sales of prestige cosmetics sold through counseling and healthcare products languished.

Sales of the cosmetics division kept pace with the previous year's level. During the period, we launched two new mega lines, which aim to expand customer contacts and lead their product categories. These were the ***Integrate*** makeup line and the ***Elixir Superieur*** skincare line. Thus, we completed our plan to establish six mega lines. Among them, the ***Tsubaki*** haircare line, launched in March 2006, seized the top share of a fiercely competitive market, with a significant sales increase. We also innovated the ***Clé de Peau Beauté*** high-end prestige brand and the ***Bénéfique*** line for voluntary chain stores. They are positioned as brands/ lines that deeply entrench customer contacts and are designed to strengthen our relationships with customers via limited sales channels.

In the professional division, which supplies and operates beauty salons, sales languished due to intensified competition. This was despite an increase in the number of hair salons handling ***System QURL***, which uses special equipment to retain curls in perming. Nevertheless, we expanded our dealings with large hotels and hot spring inns with salon facilities, to address the growing markets for esthetic beauty and spa treatments.

In the healthcare division, we launched the ***Detoxing & Retuning*** line of food for enhanced metabolic activity. Meanwhile, sales of ***Collagen EX,*** a food for enhanced skin regeneration, exceeded our forecasts. However, due to a shrinking market for products incorporating coenzyme Q10, a food with anti-aging benefits, we were unable to avoid a sales decline in this division.

■ **Income from Operations**

Despite the negative effects of lower sales and higher personnel expenses, income from domestic cosmetics operations rose 7.6%, thanks to efficient allocation of marketing expenses through brand/line concentration and reduced administrative expenses.

■ **Major New Products**

Prestige: ***Maquillage Climax Moisture Powdery*** (new foundation for fall/winter season), ***Elixir Superieur*** (new skincare line), ***Bénéfique NT*** (line for voluntary chain stores; new skincare series)

Self-selection: ***Integrate*** (new makeup line), ***Aqua Label Moisturizing Series and Aging-care Series*** (skincare line; new series)

(b) Overseas Cosmetics

(Millions of yen)

	Fiscal Year Ended March 2007	Fiscal Year Ended March 2006	Year-on-Year Increase/Decrease	
			Amount	% change
External Sales	224,319	196,331	+27,988	+14.3%
Intersegment Sales	1,347	378		
Total Sales	225,667	196,710		
Income from Operations	10,444	2,835	+7,609	+268.4%
Operating Margin	4.6%	1.4%	+3.2%	

■ **Sales**

Sales in the overseas cosmetics business segment rose 14.3%, owing to steady sales increases in all regions, led by China, as well as the effects of a weaker yen.

In China, our key overseas market, we proactively advanced our channel-specific brand strategy. There, we reached our annual objective for the voluntary chain store channel, which was to build a network of 1,700 stores. In October 2006, we successfully launched the ***URARA*** brand of products designed specifically for voluntary chain stores. In the following month, in department stores, we commenced sales of ***SUPREME AUPRES,*** a prestige line within the China-only ***AUPRES*** brand, receiving high acclaim.

Outside of China, we raised our presence in main countries in Europe and America, while actively advancing our activities in the travel retail business, centering on airport duty-free shops.

Professional division sales to salons were up, driven by U.S.-based Zotos International, Inc., which enjoyed healthy demand for the renewed ***JOICO*** haircare line.

■ **Income from Operations**

The significant increase in overseas sales helped boost marginal gains. Despite placing proactive marketing expenditures in certain overseas regions, centering on China, we were able to fully compensate for this. Income from overseas cosmetics operations, therefore, jumped 268.4% year-on-year.

■ **Major New Products**

Cosmetics: ***URARA*** (new dedicated brand for voluntary chain stores in China), ***SUPREME AUPRES*** (brand for department stores in China; upper prestige line)

Professional: ***JOICO*** (brand for hair salons; haircare line renewal)

(c) Others

(Millions of yen)

	Fiscal Year Ended Mar. 2007	Fiscal Year Ended Mar. 2006	Year-on-Year Increase/Decrease	
			Amount	% change
External Sales	22,717	21,265	+1,451	+6.8%
Intersegment Sales	23,112	19,292		
Total Sales	45,829	40,558		
Income from Operations	2,245	981	+1,263	+128.8%
Operating Margin	4.9%	2.4%	+2.5%	

■ **Sales**

Sales from other businesses increased 6.8%. The frontier science division, targeting medical and research institutes, covers medical-use pharmaceuticals, cosmetics raw materials, chromatography, and cosmetic dermatology treatment. In the year under review, this division posted higher sales of bio-hyaluronic acid, a raw material used in cosmetics, pharmaceuticals, and foods.

■ **Income from Operations**

Income from other operations was up 128.8%, owing mainly to the inclusion of an investment association within the scope of consolidation.

(3) Review by Geographical Segment and Overseas Sales

Domestic sales edged down slightly, but income from domestic operations rose moderately thanks to efficient allocation of marketing expenses and reduced administrative expenses.

Overseas, sales in Asia expanded significantly, underscored by growth in China. Sales in the Americas also increased steadily. Income from operations increased in each region, especially Asia, where we further enhanced profitability on the back of strong sales growth. We also significantly improved earnings in the Americas, where profitability was low in the previous year.

Sales by Geographic Segment (by Location)

(Millions of yen)

	Fiscal Year Ended Mar. 2007	Percent of Net Sales	Fiscal Year Ended Mar. 2006	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Sales	471,204	67.8%	475,653	70.9%	–4,448	–0.9%
Americas	51,730	7.5%	46,016	6.9%	+5,714	+12.4%
Europe	88,364	12.7%	85,572	12.7%	+2,791	+3.3%
Asia/Oceania	83,295	12.0%	63,714	9.5%	+19,580	+30.7%
Total Overseas Sales	223,389	32.2%	195,303	29.1%	+28,085	+14.4%
Net Sales	694,594	100.0%	670,957	100.0%	+23,637	+3.5%

Income from Operations by Geographic Segment (by Location)

(Millions of yen)

	Fiscal Year Ended Mar. 2007	Percent of Regional Sales*	Fiscal Year Ended Mar. 2006	Percent of Regional Sales*	Year-on-Year Increase/Decrease	
					Amount	% change
Income from Domestic Operations	27,335	5.5%	24,027	4.8%	+3,308	+13.8%
Americas	2,808	4.7%	930	1.7%	+1,878	+202.0%
Europe	6,310	6.8%	5,377	6.0%	+933	+17.4%
Asia/Oceania	11,212	13.4%	7,667	12.0%	+3,545	+46.2%
Total Income from Overseas Operations	20,332	8.6%	13,974	6.7%	+6,357	+45.5%
Elimination	2,337	—	877	—	+1,460	166.4%
Income from Operations	50,005	7.2%	38,879	5.8%	+11,125	28.6%

* Based on regional sales, including intra-Group sales between regions.

Overseas Sales (by Destination)

(Millions of yen)

	Fiscal Year Ended Mar. 2007	Percent of Net Sales	Fiscal Year Ended Mar. 2006	Percent of Net Sales	Year-on-Year Increase/Decrease		
					Amount	% change	% change in local currency terms
Americas	53,969	7.8%	47,527	7.1%	+6,441	+13.6%	+7.5%
Europe	79,325	11.4%	80,394	12.0%	–1,068	–1.3%	–7.5%
Asia/Oceania	91,503	13.2%	69,319	10.3%	+22,184	+32.0%	+22.8%
Overseas Sales	224,798	32.4%	197,241	29.4%	+27,557	+14.0%	+6.7%

Note: Previously, sales in Europe included a part of selling expenses. However, from the fiscal year under review, the Company deducts these expenses from sales. Year-on-year increases by the previous method in yen terms and in local currency terms are +7.4% and +0.7% for Europe sales, and +17.5% and +10.1% for overseas sales, respectively.

(4) Outlook for the Fiscal Year Ending March 2008

(a) Overall Performance Outlook

The market climates domestically and overseas should remain challenging. Nonetheless, the Group will keep implementing its three-year business plan (described in "Issues to be Addressed" on pages 20 and 21) to establish a strong competitive edge.

The year ahead is the final period of our current three-year business plan. During the year, we will initiate domestic marketing reforms, expand and accelerate our business in China, and undertake fundamental structural reforms. We expect these actions to help boost overall sales and income from operations, while also lowering the cost of sales.

For the entire year, the Company forecasts a 4% increase in consolidated net sales, to ¥720.0 billion, a 16% rise in income from operations, to ¥58.0 billion, and a 30% gain in net income, to ¥33.0 billion.

On April 2, 2007, the Company transferred its logistics-related facilities and shares in Shiseido Logistics Company, Ltd., a consolidated subsidiary, to Hitachi Transport System, Ltd. and others. This is expected to generate an extraordinary gain of ¥2.3 billion in the year ending March 2008.

Consolidated Net Sales

(Billions of yen)

	Fiscal Year Ending Mar. 2008 (Estimate)	Fiscal Year Ended Mar. 2007 (Results)	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic Cosmetics	452.0	447.6	+4.4	+1%
Overseas Cosmetics	247.0	224.3	+22.7	+10%
Others	21.0	22.7	−1.7	−8%
Net Sales	720.0	694.6	+25.4	+4%

Overseas Sales	248.0	224.8	+23.2	+10%
Overseas Sales Ratio	34.4%	32.4%		

Consolidated Income

(Billions of yen)

	Fiscal Year Ending Mar. 2008 (Estimate)	Percent of Net Sales	Fiscal Year Ended Mar. 2007 (Results)	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Income from Operations	58.0	8.1%	50.0	7.2%	+8.0	+16%
Ordinary Income	58.0	8.1%	53.5	7.7%	+4.5	+8%
Net Income	33.0	4.6%	25.3	3.6%	+7.7	+30%

Per Share Information and Financial Ratios

	Fiscal Year Ending Mar. 2008 (Estimate)	Fiscal Year Ended Mar. 2007 (Results)	Year-on-Year Increase/Decrease
Return on Equity (%)	8.3	6.6	+1.7
Net Income per Share (Yen)	79.94	60.89	+19.05
Payout Ratio (Consolidated) (%)	42.5	52.6 (plan)	−10.1
Dividends per Share (Yen):			
Interim	17.00	16.00	+1.00
Year-End	17.00	16.00 (plan)	+1.00

(b) Outlook by Business Segment

Domestic Cosmetics

We will pursue domestic marketing reforms (described in the "Issues to Be Addressed" section on pages 20 and 21) and continue our proactive and concentrated advertising and promotional activities, with the aim of expanding our share in the cosmetics market with existing brands/lines. In addition, we will strive to restore sales in the healthcare division by focusing on ***Collagen EX*** and other products.

For the fiscal year, we forecast a slight increase in sales. We also expect a rise in income from operations, benefiting from reductions in cost of sales.

Overseas Cosmetics

We will seek to step up global operations (described in the "Issues to Be Addressed" section on pages 20 and 21). We will take a particularly active investing approach to China, a key market. In the process, we hope to maintain a high level of growth.

In light of these initiatives, we forecast a double-digit increase in sales. Benefiting from the high revenue growth, we expect to maintain the trend of growing income from operations.

Others

We will strive to further expand our presence in the frontier science division.

For the segment, we forecast decreases in both sales and income from operations.

Overseas Sales

We expect sales in each overseas region to increase, especially in Asia, where China will continue to grow. We thus project a 10% increase in overseas sales in yen terms (or 9% in local-currency terms)

We base our predictions on the following assumptions.

In the fiscal year ending March 2008, we expect Japan's real GDP to grow in the 2 percent range. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will increase slightly. We base our forecasts on exchange rates of ¥115 per U.S. dollar, ¥150 per euro and ¥15 per Chinese yuan.

1.2 Analysis on Financial Position

Net cash provided by operating activities amounted to ¥69.4 billion. Net cash used in investing activities totaled ¥18.5 billion. Cash flows from investing activities included ¥23.4 billion in investments in fixed assets. Such investments centered on restoration and renewal of existing facilities in Japan, as well as reinforcement of production capacity in the growing Chinese market. Net cash provided by financing activities was ¥1.8 billion, owing largely to the Group's 4th unsecured straight bond issue, which raised ¥20.0 billion.

As a result, cash and cash equivalents at the end of the period amounted to ¥145.3 billion, up ¥56.3 billion from a year earlier. In the year ending March 2008, we project overall cash flows for to be positive, with a rise in year-end capital.

Consolidated Cash Flows (Summary)

(Billions of yen)

Cash and Cash Equivalents at Beginning of Term	89.0
Net Cash Provided by Operating Activities	69.4
Net Cash Used for Investing Activities	(18.5)
[Investments in Fixed Assets]	[(23.4)]
Net Cash Used for Financing Activities	1.8
Net Change in Cash and Cash Equivalents	56.3
Cash and Cash Equivalents at End of Term	145.3

*Investments in Fixed Assets (Billions of yen)

Acquisition of Property, Plant, and Equipment	(20.5)
Increase in Intangibles	(2.9)

As below, for the past four years, the equity ratio has been above 50% based on book value, and 134% based on market values. Liability-related indicators over the past four years have been maintained at an ample level.

Cash Flow Indexes

	Fiscal Year Ended Mar. 2004	Fiscal Year Ended Mar. 2005	Fiscal Year Ended Mar. 2006	Fiscal Year Ended Mar. 2007
Equity Ratio (%)	59.8	51.2	55.7	52.5
Equity Ratio Based on Market Price (%)	89.6	83.6	134.4	133.6
Debt Repayment Term (Years)	1.4	1.8	3.8	1.8
Interest Coverage Ratio (Times)	18.2	22.1	8.6	30.6

Notes:

1. Equity ratio: (Net assets – Stock acquisition rights – Minority interests) ÷ Total assets
   Equity ratio based on market price: Market value of total stock ÷ Total assets
   Debt repayment term: Interest-bearing debt ÷ Operating cash flows
   Interest coverage ratio: Operating cash flows ÷ Payment of interest expenses
2. Each index is calculated based on consolidated financial figures.
3. Market value of total stock is calculated by multiplying the closing stock price at the end of the term by the number of shares outstanding at the end of the term (after deduction of treasury stock).
4. Interest-bearing debt refers to all liabilities listed in Consolidated Balance Sheets that incur interest. For payment of interest expenses, amounts shown in the Consolidated Statements of Cash Flows are used.

1.3 Basic Income Distribution Policy; Cash Dividends for Years to March 2007 and 2008

Our total shareholder return policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a total return ratio, which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term while increasing the fraction of dividends.

The Company plans to declare a year-end cash dividend of ¥16.00 per share, up ¥1.00 from a year earlier, as originally planned. Coupled with the ¥16.00 interim dividend, this will bring total annual dividends to ¥32.00 per share. The dividend payout ratio, therefore, will be 52.6% on a consolidated basis.

We plan to declare interim and year-end dividends of ¥17.00 per share, resulting in total annual dividends of ¥34.00 per share.

1.4 Business and Other Risks

The various risks that could potentially affect the business performance and financial position of Shiseido are summarized below. We feel that these risks could have a major impact on investors' decisions.
Items that deal with future events are based on our judgment as of April 26, 2007, the announcement date for the settlement of accounts for the fiscal year ended March 31, 2007. Please note that the potential risks are not limited to those listed below.

(1) Devaluation of Corporate Brand *SHISEIDO*

The ***SHISEIDO*** brand is shared by all Group companies in Shiseido's domestic and overseas business activities. We will continue working to enhance the value of this brand, but a decline in the brand's value from an unforeseen event could potentially affect Shiseido's business performance and financial position.

(2) Customer Services

Shiseido places high priority on its relationships with customers. Chapter 1 of Shiseido Corporate Ethics and Behavior Standards (The Shiseido Code) clearly states that we shall act in a manner that earns the satisfaction and trust of customers, and we will continue working to ensure that all employees are aware of these standards. However, an unforeseen event could case loss of such satisfaction and trust, leading to a decline in value of Shiseido Group brands. Shiseido's business performance and financial position could potentially be affected as a result.

(3) Strategic Investment Activities

When making decisions about investments in strategic markets, such as China, as well as strategic investments in mergers and acquisitions, new businesses, and new markets, Shiseido endeavors to collect ample information and undertakes due diligence prior to making rational judgments. Due to various unforeseeable factors that may cause the operating environment to deteriorate, however, we may not achieve the results originally anticipated. This could potentially affect Shiseido's business performance and financial position.

(4) Competitive Nature of Cosmetics Industry

Shiseido is involved in the cosmetics industry, where competition is intensifying on a global scale. In the mature domestic market, the competitive environment is growing more and more fierce due to a number of factors. These include the formation of influential corporate groups through M&A ventures within Japan, the growing power of global European and American companies in the prestige cosmetics market, and the entry of companies from other sectors. We also face challenges overseas. In China, which we have positioned as a strategic growth pillar, global European and American companies with significant financial resources are pursuing M&A strategies, conducting marketing promotions, and expanding market share by raising awareness of their brands. In the event that Shiseido is unable to address such challenges as successfully as its global competitors, its business performance and financial position could potentially be affected.

(5) Overseas Business Activities

Shiseido conducts business in 67 overseas countries, and overseas sales account for a growing percentage of consolidated net sales each year, totaling 32.4% in the term under review. The trend of overseas business expansion is expected to continue in the future. In the course of conducting overseas business, Shiseido's business performance and financial position could potentially be affected by various factors. These include unforeseen economic, political, and social upheaval; terrorism, war, and internal conflict; social and economic strife stemming from the outbreak of contagious diseases, such as avian influenza; and abnormal weather and climate patterns. (For details about the Group's overseas sales, please refer to "3. Overseas Sales" in "Segment Information.")

(6) Foreign Exchange Fluctuations

In the course of conducting its business, which include export and import activities, Shiseido settles many transactions in foreign currencies, thus exposing the Company to foreign exchange risk. Although Shiseido hedges against currency fluctuations by establishing local production systems that correspond to sales regions and restraining the volume of imports and exports, it is not completely protected against such risk. Moreover, the Company's overseas consolidated subsidiaries and equity-method affiliates report their business results in local currencies, which are translated into yen at the date of consolidated account settlement. When the income of such companies is exceeding expenses, as at present, appreciation of the yen would have a negative impact on their business results. Therefore, the Group's business performance and financial position could potentially be affected by unpredictable foreign exchange fluctuations.

(7) Responding Appropriately to Market Needs

Shiseido's revenues and earnings are influenced to a large extent by its ability to develop, nurture, and market new products and brands that match the needs of its markets. To properly address such needs, Shiseido prioritizes ongoing development of appealing new products and brands/lines, reinforcement and nurturing of new and existing brands/lines though effective marketing activities, and withdrawal of existing products and brands/lines that no longer meet market needs. By nature, however, such activities are subject to uncertainties arising from various factors, which may prevent the Group from achieving the results originally anticipated. Shiseido's business performance and financial position could potentially be affected as a consequence.

(8) Specific Business Partners

Shiseido's core business is the domestic cosmetics business, in which retail and distribution channels are undergoing major changes. Shiseido's business performance and financial position could potentially be affected if the Group fails to properly address such changes.

(9) Legal Considerations and Risks

Shiseido is subject to a host of domestic and overseas legal provisions in the course of conducting its business. These include the Pharmaceuticals Law, as well as quality-related standards, environmental standards, accounting standards, and taxation laws. The Group is deeply committed to ensuring ethical behavior, based on its strong compliance and corporate social responsibility awareness. However, changes to laws and the unforeseen enactment of new ones could potentially affect Shiseido's business performance and financial position.

(10) Major Lawsuits

In the fiscal year under review, Shiseido was not subject to lawsuits or other actions that could have a significant impact on its results. In the future, however, the Group could become the target of a major lawsuit or other legal action, and its business performance and financial position could potentially be affected in the event of a negative judgment.

(11) Information Security Risks

Shiseido takes various measures aimed at protecting its information assets, which include customers' personal information and industrial secrets. In April 2005, the Personal Information Protection Law was fully enacted. In anticipation of this, the Company in March 2004 obtained Privacy Mark certification, a Japanese Industrial Standard (JIS) that recognizes the appropriateness of a company's systems for protecting personal information. However, due to unforeseeable events, such as leakage of information due to unauthorized access, Shiseido's business performance and financial position could potentially be affected.

(12) Natural Disasters and Accidents

Shiseido endeavors to minimize losses caused by the disruption of manufacturing, distribution, or sales stemming from major earthquakes and other natural disasters or accidents. To this end, we have positioned our production facilities, distribution facilities, information systems, and the head office as crucial facilities for continuing our operations, and we have created a business continuation plan (BCP) covering such facilities. However, an unprecedented major disaster or accident could disrupt Shiseido's manufacturing, distribution, or sales operations, and its business performance and financial position could potentially be affected as a consequence.

2. The Shiseido Group

The Shiseido Group (the "Group", "Shiseido", the "Companies") consists of Shiseido Company, Limited (the "Company"), 100 subsidiaries (92 consolidated and 8 nonconsolidated (non-equity method)), and 28 affiliates (5 equity method applicable and 23 non-equity method applicable). These Companies are mainly engaged in manufacture and sale of cosmetics, cosmetic accessories, toiletries, beauty salon products, health & beauty food, and pharmaceuticals. Their business activities also include research and development related to their products and other services.

The positioning of various members of the Group and their business segments are shown in the chart below.

Business Segment	Main Activities	Principal Companies
Domestic Cosmetics	[Domestic] Cosmetics Division (production and sale of cosmetics, cosmetic accessories, toiletries) Professional Division (production and sale of beauty salon products) Healthcare Division (production and sale of health & beauty foods and over-the-counter drugs)	Shiseido Co., Ltd. Shiseido Sales Co., Ltd. FT Shiseido Co., Ltd. Shiseido FITIT Co., Ltd. Shiseido International Inc. Shiseido Professional Co., Ltd. Shiseido Beauty Salon Co., Ltd. Shiseido Pharmaceutical Co., Ltd. Plus: 16 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 26 companies)
Overseas Cosmetics	[Overseas] Cosmetics Division (production and sale of cosmetics, cosmetic accessories, toiletries) Professional Division (production and sale of beauty salon products)	Shiseido Co., Ltd. Shiseido International Corporation Shiseido America, Inc. Shiseido Cosmetics (America) Ltd. Zotos International, Inc. Shiseido International Europe S.A. Shiseido International France S.A.S. Shiseido Deutschland GmbH Beauté Prestige International S.A. Shiseido China Co., Ltd. Shiseido Liyuan Cosmetics Co., Ltd. Shiseido Dah Chong Hong Cosmetics Ltd. Taiwan Shiseido Co., Ltd. Plus: 50 consolidated subsidiaries 3 affiliated companies (equity method applicable) (TOTAL: 66 companies)
Others	Frontier Sciences Division (production and sale of medical-use drugs) Others (sale of clothing and accessories; operation of restaurants; real estate management/sale; etc.)	Shiseido Co., Ltd. The Ginza Co., Ltd. Shiseido Parlour Co., Ltd. Shiseido Kaihatsu Co., Ltd. Selan Anonymous Association Plus: 3 consolidated subsidiaries (TOTAL: 8 companies)
Nonconsolidated subsidiaries (non-equity method)		8 nonconsolidated subsidiaries (non-equity method) (TOTAL: 8 companies)
Non-equity method affiliates		23 non-equity method affiliates (TOTAL: 23 companies)

Note: 1. The Company, which is engaged in multiple businesses, is included in the totals for principal companies in each business segment.

2. Effective the period under review, the Company reclassified its business segmentation method, as described in Note 2 of "Business Segment Information" for the year ended March 2007.

The business structure of the Group is illustrated below.



Domestic Cosmetics
[Cosmetics]
Manufacturing companies
1 consolidated subsidiary
1 affiliate (equity method applicable)
Services companies
2 consolidated subsidiaries
Sales companies
6 consolidated subsidiaries
Shiseido FITIT Co., Ltd.
Shiseido International Inc.
+ 4 others
1 affiliate (equity method applicable)
Sales companies
10 consolidated subsidiaries
Shiseido Sales Co., Ltd.
FT Shiseido Co., Ltd.
+ 8 others
[Professional]
Sales companies
1 consolidated subsidiary
Shiseido Professional Co., Ltd.
Services companies
1 consolidated subsidiary
Shiseido Beauty Salon Co., Ltd.
[Healthcare]
Sales companies
2 consolidated subsidiaries
Shiseido Pharmaceutical Co., Ltd.
+ 1 other
Shiseido Co., Ltd. (manufacturing and sales company)
Overseas Cosmetics
[Americas]
(Cosmetics)
Holding companies
1 consolidated subsidiary
Shiseido International Corporation
Manufacturing companies
2 consolidated subsidiaries
Shiseido America, Inc.
+ 1 other
Sales companies
8 consolidated subsidiaries
Shiseido Cosmetics (America) Ltd.
+ 7 others
(Professional)
Manufacturing and sales companies
1 consolidated subsidiary
Zotos International, Inc.
Sales companies
2 consolidated subsidiaries
[Europe]
(Cosmetics)
Holding companies
1 consolidated subsidiary
Shiseido International Europe S.A.
Manufacturing companies
1 consolidated subsidiary
Shiseido International France S.A.S.
Sales companies
14 consolidated subsidiaries
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
+ 12 others
1 affiliate (equity method applicable)
(Professional)
Holding companies
2 consolidated subsidiaries
Manufacturing and sales companies
1 consolidated subsidiary
Sales companies
6 consolidated subsidiaries
[Asia and Oceania]
(Cosmetics)
Holding companies
1 consolidated subsidiary
1 affiliate (equity method applicable)
Manufacturing companies
1 consolidated subsidiary
Manufacturing and sales companies
3 consolidated subsidiaries
Shiseido Liyuan Cosmetics Co., Ltd.
Taiwan Shiseido Co., Ltd.
+ 1 other
1 affiliate (equity method applicable)
Research and development
1 consolidated subsidiary
Holding and sales companies
1 consolidated subsidiary
Shiseido China Co., Ltd.
Sales companies
14 consolidated subsidiaries
Shiseido Dah Chong Hong Cosmetics Ltd.
+ 13 others
(Professional)
Sales companies
1 consolidated subsidiary
Services companies
1 consolidated subsidiary
Others
[Frontier Sciences]
Manufacturing and sales companies
1 consolidated subsidiary
[Services and others]
6 consolidated subsidiaries
The Ginza Co., Ltd., Shiseido Parlour Co., Ltd.
Shiseido Kaihatsu Co., Ltd., Selan Anonymous Association
+ 2 others
8 nonconsolidated subsidiaries (non-equity method)
23 non-equity method affiliates

Note: ——→ Finished products - - - → Semifinished products -·-·-→ Services, etc.
Arrows represent main transactions.

Subsidiaries and Affiliated Companies

Name	Address	Capitalization (¥1,000)	Main Activity	Voting Rights Held by Company (%)	Relationship with Company
Consolidated Subsidiaries					
Shiseido Sales Co., Ltd. *5 *6	Minato-ku, Tokyo	100,000	Domestic Cosmetics Business	100.0	Buyer of cosmetics, etc. Rents Company's buildings, land and equipment Rents buildings and land to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
FT Shiseido Co., Ltd.	Chuo-ku, Tokyo	100,000	"	100.0	Buyer of toiletries Rents Company's buildings Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido FITIT Co., Ltd. *5	Chuo-ku, Tokyo	10,000	"	100.0	Buyer of cosmetics Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido International Inc. *5	Chuo-ku, Tokyo	30,000	"	100.0	Buyer of cosmetics Concurrent directors: None Transferred/concurrent employees: Yes
Shiseido Professional Co., Ltd.	Chuo-ku, Tokyo	250,000	"	100.0	Buyer of beauty salon products Loan of funds from Company Rents Company's buildings and equipment Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Beauty Salon Co., Ltd.	Chuo-ku, Tokyo	295,000	"	100.0	No sales transactions with Company Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Pharmaceutical Co., Ltd.	Chuo-ku, Tokyo	100,000	"	100.0	Buyer of pharmaceuticals Rents Company's buildings and equipment Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido International Corporation *5	Delaware, U.S.A.	(US$1,000) 403,070	Overseas Cosmetics Business	100.0	No sales transactions with Company External debt and bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido America Inc.	New York, U.S.A.	(US$1,000) 28,000	"	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Cosmetics (America) Ltd.	New York, U.S.A.	(US$1,000) 15,000	"	100.0 (100.0)	No sales transactions with Company Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Zotos International, Inc.	Connecticut, U.S.A.	(US$1,000) 25,000	"	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido International Europe S.A. *5	Paris, France	(EUR1,000) 247,473	"	100.0	No sales transactions with Company Bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido International France S.A.S.	Paris, France	(EUR1,000) 36,295	"	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Deutschland GmbH	Dusseldorf, Germany	(EUR1,000) 5,200	"	100.0 (100.0)	No sales transactions with Company Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Beauté Prestige International S.A.	Paris, France	(EUR1,000) 17,760	"	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: None

Name	Address	Capitalization (¥1,000)	Main Activity	Voting Rights Held by Company (%)	Relationship with Company
Shiseido China Co., Ltd.	Shanghai, China	(CNY1,000) 353,006	Overseas Cosmetics Business	100.0	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Liyuan Cosmetics Co., Ltd.	Beijing, China	(CNY1,000) 94,300	"	65.0 (33.0)	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China	(HK$1,000) 123,000	"	50.0	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Taiwan Shiseido Co., Ltd.	Taipei, Taiwan	(NT$1,000) 1,154,588	"	51.0	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
The Ginza Co., Ltd.	Chuo-ku, Tokyo	490,000	Other Businesses	96.9	Buyer of cosmetics, clothes, accessories, etc. Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo	2,714,500	"	99.3	Supplier of foods Rents Company's buildings and equipment Rents buildings to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Kaihatsu Co., Ltd.	Chuo-ku, Tokyo	495,000	"	100.0	Real estate management Rents Company's land and equipment Rents land to Company Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes
Selan Anonymous Association *2 *5	(Operator) Chiyoda-ku, Tokyo	11,600,000	"	— [100.0]	No sales transactions with Company Rents Shiodome Tower (Shiseido Shiodome Office) offices and equipment to Company Concurrent directors: None; Transferred/concurrent employees: None
69 others	—	—	—	—	—
Equity Method Applied Companies					
5 companies	—	—	—	—	—

Notes: 1. The relevant business segment within Group operations is listed under the Main Activity column.

2. These companies are less than 50% owned by the Company, but are treated as subsidiaries because they are substantially controlled by the Company.

3. Figures in parentheses ( ) in the Voting Rights Held by Company column indicate the share of indirect voting rights. Those in brackets [ ] indicate share of related or approved parties (supernumerary).

4. None of the above companies file security registration statements or annual financial reports.

5. Designated subsidiaries.

6. Companies that post net sales (excluding intra-Group transactions) accounting for over 10% of consolidated net sales.

3. Management Policies

(1) Basic Corporate Policies

Since its establishment in 1872, Shiseido has consistently modeled its corporate management on the spirit of contributing to the beauty and health of numerous customers, thus benefiting them and society in general. Based on this spirit, we will seek to remain a company that makes a lasting contribution to customers around the world.

Underscoring this basic policy is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees, and society in general—as a valuable corporation in the belief that creating value together improves corporate value in the long term and helps maximize shareholder value.

We also believe that improving the value of the ***SHISEIDO*** corporate brand will be key to enhancing corporate value in the 21st century. In addition to raising economic value, improving corporate value will crucially depend on how we fulfill our social responsibilities as a corporation and how we address environmental issues.

(2) Medium- and Long-Term Management Strategies and Numerical Management Targets

In order to transform itself into a globally competitive cosmetics company, Shiseido is seeking to create a structure capable of consistently generating an operating income ratio (ratio of income from operations to net sales) of 10% or more. By enhancing profitability, we will also pursue steady increases in return on equity (ROE).

As the first step, in our medium-term business plan, covering the three-year period from April 2005, we are targeting an operating income ratio of at least 8%, which we plan to achieve by ensuring increased growth and raising profitability.

(3) Issues to Be Addressed

We are implementing our three-year plan, which is aimed at expanding our growth potential and raising profitability. Under the plan, we are seeking to assure stable earnings in Japan, based on which to make proactive investments in overseas markets and pursue a high-growth strategy. Specifically, we are (1) reforming our domestic marketing activities and (2) expanding and accelerating our Chinese business.

To realize these objectives, we are undertaking fundamental structural reforms aimed at creating a profit-oriented business structure. This includes downsizing and withdrawing from unprofitable businesses. At the same time, we are implementing reforms to our corporate governance framework, including through the introduction of outside directors, and our personnel system.

Domestic Marketing Reforms

Renovation of Brand Strategy

With respect to renovating our domestic marketing activities, we are striving to establish brands/lines with broad and strong positions, centering on our mega line strategy based on expanding customer interaction. In the two years up to March 2007, we completed our plan to establish six mega lines. With this brand portfolio in place, we will strive to nurture long-selling brands/lines for customers in the year ending March 2008 and beyond. Specifically, we will promote shopfront-driven sales activities and newly include an evaluation point on nurturing existing products for sales representatives. In these and other ways, we will establish a system for reinforcing our regular front-line sales activities. In addition, we will reform our business processes and build an integrated brand-development framework covering all activities from R&D and production to marketing.

Beauty Consultant Activity Innovation

With respect to innovating the activities of our Beauty Consultants, we will reinforce our Customer Satisfaction Evaluation System, which we rolled out throughout Japan in the year under review, in order to raise customer satisfaction levels. At the same time, we will introduce support systems and training menus for increasing our consultants' technical capabilities as beauty professionals in order to advance their activities.

Sales Reforms

Going forward, we will provide focused support to voluntary cosmetics chain stores that are committed to maximizing the beauty attributes of their customers. We will also support the merchandising activities of drugstores by analyzing and utilizing data pertaining to the buying patterns of their customers, and we will step up the activities of our Retail Supporters (sales staff involved in merchandising, products inventory management, order placement, and other tasks). In these and other ways, we will strengthen our channel-specific sales force, promote reforms to our business trade terms, and create a novel framework conducive to coexistence and co-prosperity in the 21st century.

Step Up Global Operation

In China, our key overseas market, we will strengthen our channel-specific brand strategy. In department stores, we will upgrade our counseling services for our mainstay ***AUPRES*** brand. In voluntary cosmetics chain stores, we will expand the number of outlets while raising the level of per-store sales through brands centering on ***URARA***. At the same time, we will reinforce our consultation service by opening customer call centers on one hand, and entering new developing channels on the other. In our quest to become a company that is trusted and needed in China, we will also target environmental and social contribution initiatives, including hosting beauty seminars for women's associations.

Outside of China, we will further cultivate growing markets, such as Russia, where we will establish a subsidiary, Shiseido (RUS), LLC., in May 2007 to facilitate marketing activities, and the travel retail market, where we will raise our profile. In Europe, America, and Asia, as well, we will continue promoting efficient marketing activities focused on mainstay brands while pursuing structural reforms designed to boost profitability, including centralization of administrative functions.

Continue Fundamental Structural Reforms

Various measures are being taken to create a cost structure enabling achievement of a 10% operating income margin. To this end, we will raise production efficiency by honing the number of store-keeping units, reduce cost of sales, lower infrastructure costs through outsourcing of the logistics function and information system innovations, and reduce administrative expenses through reforms to our back office operations.

To underpin these reforms, we will instigate full-scale operation of our in-house college, Ecole Shiseido, and step up nurturing of human resources through personnel system reforms and other means. Our CSR Committees, which report directly to the Board of Directors, are responsible for promoting two companywide themes: corporate value creation and compliance. Through the Committees, we will step up efforts to become a company that adapts to and evolves in harmony with society. Specific tasks include initiatives related to gender equality, social contribution, corporate culture, business ethics, risk management, and environmental issues.

4. Consolidated Financial Statements

4.1 Consolidated Balance Sheets

(Millions of yen)

	Fiscal Year Ended March 2006 (March 31, 2006)			Fiscal Year Ended March 2007 (March 31, 2007)			Increase/ Decrease
	Amount		Share of Total (%)	Amount		Share of Total (%)	
ASSETS							
Current Assets:							
Cash and Time Deposits (*1)		53,511			82,453		28,941
Notes and Accounts Receivable (*5)		102,986			104,603		1,616
Short-Term Investments in Securities		36,944			68,544		31,599
Inventories		72,344			73,890		1,546
Deferred Tax Assets		25,778			32,344		6,565
Other Current Assets		10,688			12,676		1,987
Less: Allowance for Doubtful Accounts		(1,649)			(1,303)		345
Total Current Assets		300,604	44.7		373,208	50.4	72,603
Fixed Assets:							
Property, Plant and Equipment: (*1)							
Buildings and Structures	167,704			186,341			
Cumulative Depreciation	103,178	64,526		104,475	81,865		17,339
Machinery, Equipment, and Vehicles	109,594			106,347			
Cumulative Depreciation	92,425	17,168		89,815	16,532		(636)
Fixtures and Fittings	70,611			68,505			
Cumulative Depreciation	51,383	19,228		50,206	18,298		(929)
Land		57,175			52,370		(4,805)
Construction in Progress		2,097			2,568		471
Total Property, Plant and Equipment		160,195	[23.9]		171,635	[23.2]	11,440
Intangible Assets:							
Goodwill		23,741			23,103		(638)
Other Intangible Assets		26,053			26,639		586
Total Intangible Assets		49,794	[7.4]		49,742	[6.7]	(52)
Investments and Other Assets:							
Investments in Securities (*1, 2)		89,090			63,601		(25,488)
Prepaid Pension Expenses		30,637			32,629		1,992
Long-Term Prepaid Expenses		9,493			10,240		746
Deferred Tax Assets		17,708			11,836		(5,872)
Other Investments (*1)		14,607			27,150		12,542
Less: Allowance for Doubtful Accounts		(290)			(212)		77
Total Investments and Other Assets		161,246	[24.0]		145,246	[19.7]	(16,000)
Total Fixed Assets		371,237	55.3		366,624	49.6	(4,612)
Total Assets		**671,841**	**100.0**		**739,832**	**100.0**	**67,991**

(Millions of yen)

	Fiscal Year Ended March 2006 (March 31, 2006)		Fiscal Year Ended March 2007 (March 31, 2007)		Increase/ Decrease
	Amount	Share of Total (%)	Amount	Share of Total (%)	
LIABILITIES					
Current Liabilities:					
Notes and Accounts Payable (*5)	61,617		57,697		(3,919)
Short-Term Bank Loans	5,648		4,456		(1,191)
Bonds Redeemable within 1 year	7,138		57,868		50,729
Current Portion of Long-Term Borrowings (*1)	—		3,819		3,819
Accrued Amount Payable	50,388		53,016		2,627
Accrued Income Taxes	8,949		10,026		1,076
Returned Goods Adjustment Reserve	4,766		8,685		3,919
Reserve for Employee Bonuses	—		11,702		11,702
Reserve for Director and Statutory Auditor Bonuses	—		122		122
Reserve for Contingency Expenses	—		1,377		1,377
Other Current Liabilities	28,787		19,068		(9,719)
Total Current Liabilities	167,296	24.9	227,840	30.8	60,544
Long-Term Liabilities:					
Bonds	64,754		27,147		(37,607)
Long-Term Borrowings (*1)	4,737		34,546		29,809
Accrued Retirement Benefits	36,204		38,643		2,439
Accrued Retirement Benefits to Directors and Statutory Auditors	284		71		(212)
Reserve for Losses on Guaranteed Liabilities	350		350		—
Deferred Tax Liabilities	—		4,144		4,144
Other Long-Term Liabilities	10,602		3,291		(7,310)
Total Long-Term Liabilities	116,932	17.4	108,195	14.6	(8,736)
Total Liabilities	**284,228**	**42.3**	**336,036**	**45.4**	**51,807**
MINORITY INTERESTS					
Minority Interests in Consolidated Subsidiaries	**13,713**	**2.0**	**—**	**—**	**(13,713)**
SHAREHOLDERS' EQUITY					
Common Stock	64,506	9.6	—	—	(64,506)
Capital Surplus	70,258	10.5	—	—	(70,258)
Retained Earnings	244,767	36.4	—	—	(244,767)
Unrealized Gains on Available-for- Sale Securities, Net of Tax	18,279	2.7	—	—	(18,279)
Adjustments on Foreign Currency Statement Translation	(6,754)	(1.0)	—	—	6,754
Less: Treasury Stock	(17,158)	(2.5)	—	—	17,158
Total Shareholders' Equity	**373,899**	**55.7**	**—**	**—**	**(373,899)**
Total Liabilities, Minority Interests, and Shareholders' Equity	**671,841**	**100.0**	**—**	**—**	**(671,841)**
NET ASSETS					
Shareholders' Equity:					
Common Stock	—	—	64,506	8.7	64,506
Capital Surplus	—	—	70,293	9.5	70,293
Retained Earnings	—	—	255,410	34.5	255,410
Less: Treasury Stock	—	—	(16,896)	(2.2)	(16,896)
Total Shareholders' Equity	—	—	373,314	50.5	373,314
Valuation, Translation Adjustments and Others:					
Unrealized Gains on Available-for- Sale Securities, net of tax	—	—	13,743	1.8	13,743
Deferred Gains (Losses) on Hedges	—	—	(233)	(0.0)	(233)
Adjustments on Foreign Currency Statement Translation	—	—	1,561	0.2	1,561
Total Valuation, Translation Adjustments and Others	—	—	15,071	2.0	15,071
Stock Acquisition Rights	—	—	52	0.0	52
Minority Interests in Consolidated Subsidiaries	—	—	15,358	2.1	15,358
Total Net Assets	—	—	**403,796**	**54.6**	**403,796**
Total Liabilities and Net Assets	—	—	**739,832**	**100.0**	**739,832**

4.2 Consolidated Statements of Income

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)			Fiscal Year Ended March 2007 (April 1, 2006– March 31, 2007)			Increase/ Decrease	
	Amount		Share of Total (%)	Amount		Share of Total (%)	Amount	% change
I. Net Sales		**670,957**	**100.0**		**694,594**	**100.0**	**23,637**	**3.5**
II. Cost of Sales (*2)		**176,883**	**26.4**		**185,532**	**26.7**	**8,649**	**4.9**
Gross Profit		494,073	73.6		509,061	73.3	14,988	3.0
III. Selling, General and Administrative Expenses (*1, 2)		**455,194**	**67.8**		**459,056**	**66.1**	**3,862**	**0.8**
Income from Operations		**38,879**	**5.8**		**50,005**	**7.2**	**11,125**	**28.6**
IV. Other Income:								
Interest Income	1,158			1,435				
Dividend Income	—			740				
Gain on Sale of Securities	—			310				
Gain from Investment Business Limited Liability Partnership, etc.	1,826			—				
Gain on Sales of Property, Plant and Equipment	924			1,986				
Equity in Earnings of Affiliates	61			57				
Others	4,730	8,700	1.3	3,593	8,123	1.2	(576)	(6.6)
V. Other Expenses:								
Interest Expense	2,452			2,394				
Loss on Sale of Securities	—			166				
Loss on Disposal of Property, Plant and Equipment	1,600			1,253				
Others	1,364	5,417	0.8	849	4,663	0.7	(753)	(13.9)
Ordinary Income		**42,161**	**6.3**		**53,465**	**7.7**	**11,303**	**26.8**
VI. Extraordinary Income								
Gain on Sales of Property, Plant and Equipment (*3)	2,483	2,483	0.4	—	—	—	(2,483)	—
VII. Extraordinary Loss								
Impairment Loss (*4)	12,403			4,597				
Restructuring Expenses (*5)	2,703	15,107	2.3	1,101	5,699	0.8	(9,407)	(62.3)
Income before Income Taxes		**29,538**	**4.4**		**47,765**	**6.9**	**18,227**	**61.7**
Income Taxes	**12,274**			**13,660**				
Adjustment for Corporate Tax, etc.	**(26)**	**12,247**	**1.8**	**5,514**	**19,174**	**2.8**	**6,927**	**56.6**
Less: Minority Interests in Net Income of Consolidated Subsidiaries		**2,854**	**0.4**		**3,297**	**0.5**	**442**	**15.5**
Net Income		**14,435**	**2.2**		**25,293**	**3.6**	**10,857**	**75.2**

4.3 Consolidated Retained Earnings

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	
CAPITAL SURPLUS		
I. Balance at Beginning of Term		**70,258**
II. Balance at End of Term		**70,258**
RETAINED EARNINGS		
I. Balance at Beginning of Term		**242,342**
II. Increase in Retained Earnings		
Net Income	14,435	14,435
III. Decrease in Retained Earnings		
Cash Dividends	11,571	
Directors' and Statutory Auditors' Bonuses	14	
Loss on Disposal of Treasury Stock	7	
Other Decrease (*1)	417	12,010
IV. Balance at End of Term		**244,767**

Consolidated Statements of Changes in Shareholders' Equity

For the Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)

(Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance as of March 31, 2006	64,506	70,258	244,767	(17,158)	362,373
Changes During Fiscal Period					
Cash Dividends from Retained Earnings as Appropriation of Earnings			(6,186)		(6,186)
Directors' and Statutory Auditors' Bonuses as Appropriation of Earnings			(133)		(133)
Cash Dividends from Retained Earnings			(6,600)		(6,600)
Net Income			25,293		25,293
Acquisition of Treasury Stock				(696)	(696)
Disposal of Treasury Stock		35		959	995
Change in Scope of Consolidation			(1,556)		(1,556)
Other Decrease in Retained Earnings			(173)		(173)
Net Change in Items Other than Shareholders' Equity					
Total Change During Fiscal Period	—	35	10,642	262	10,941
Balance as of March 31, 2007	64,506	70,293	255,410	(16,896)	373,314

	Valuation, Translation Adjustment and Others						
	Unrealized Gains (Losses) on Available-for-sale Securities, net of tax	Deferred Gains (Losses) on Hedges	Adjustments on Foreign Currency Statement Translation	Total Valuation, Translation Adjustment and Others	Stock Acquisition Rights	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance as of March 31, 2006	18,279	—	(6,754)	11,525	—	13,713	387,612
Changes During Fiscal Period							
Cash Dividends from Retained Earnings as Appropriation of Earnings							(6,186)
Directors' and Statutory Auditors' Bonuses as Appropriation of Earnings							(133)
Cash Dividends from Retained Earnings							(6,600)
Net Income							25,293
Acquisition of Treasury Stock							(696)
Disposal of Treasury Stock							995
Change in Scope of Consolidation							(1,556)
Other Decrease in Retained Earnings							(173)
Net Change in Items Other than Shareholders' Equity	(4,535)	(233)	8,315	3,546	52	1,644	5,242
Total Change During Fiscal Period	(4,535)	(233)	8,315	3,546	52	1,644	16,183
Balance as of March 31, 2007	13,743	(233)	1,561	15,071	52	15,358	403,796

Note: Other Decrease in Retained Earnings indicates elimination of retained earnings due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards.

4.4 Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005– March 31, 2006)	Fiscal Year Ended March 2007 (April 1, 2006– March 31, 2007)
I. Cash Flows from Operating Activities		
Income before Income Taxes	29,538	47,765
Depreciation	26,972	27,875
Amortization of Goodwill	—	740
Amortization of Consolidation Adjustment Account	173	—
Impairment Loss	12,403	4,597
Decrease in Liabilities for Additional Retirement Benefits	(43,879)	—
Restructuring Expense	2,238	1,101
Increase (Decrease) in Allowance for Doubtful Accounts	(205)	(500)
Decrease in Allowance for Returned Goods	—	3,733
Increase in Reserve for Director and Statutory Auditor Bonuses	—	122
Increase (Decrease) in Reserve for Contingency Expenses	—	(31)
Increase (Decrease) in Accrued Retirement Benefits	1,166	2,506
Decrease in Accrued Retirement Benefits to Directors and Statutory Auditors	(309)	(212)
Interest and Dividend Income	(1,880)	(2,176)
Interest Expense	2,452	2,394
Equity in Earnings of Affiliates	(61)	(57)
Gain (Loss) on Sale of Securities	—	(143)
Gain (Loss) on Disposal of Securities	(1,807)	(733)
Decrease (Increase) in Receivables	2,222	1,542
Decrease (Increase) in Inventories	(4,319)	216
Increase (Decrease) in Payables	663	(3,755)
Decrease (Increase) in Prepaid Pension Expenses	1,118	(2,018)
Payment for Prior Portion of Defined Contribution Pension Plan	(6,175)	(2,361)
Other	7,696	2,901
Subtotal	28,007	83,506
Receipt of Interest and Dividend Income	1,873	2,151
Payment of Interest Expenses	(2,539)	(2,268)
Payment of Income Taxes	(5,527)	(13,958)
Cash Flows from Operating Activities	**21,812**	**69,431**
II. Cash Flows from Investing Activities		
(Increase) Decrease in Time Deposits	2,444	—
Transfers to Time Deposits	—	(4,519)
Proceeds from Withdrawal from Time Deposits	—	1,668
Acquisition of Securities	(383)	(1,354)
Proceeds from Sale of Securities	3,051	369
Acquisition of Investments in Securities	(4,766)	(1,725)
Proceeds from Sale of Investments in Securities	11,182	9,842
Acquisition of Property, Plant and Equipment	(20,096)	(20,557)
Proceeds from Sale of Property, Plant and Equipment	4,159	4,161
Acquisition of Intangible Assets	(2,503)	(2,877)
Acquisition of Long-term Prepaid Expenses	(4,870)	(5,122)
Acquisition of Shares in Consolidated Subsidiaries	(1,689)	—
Sale of Shares in Subsidiaries due to Change in Scope of Consolidation	—	132
Other	832	1,499
Cash Flows from Investing Activities	**(12,640)**	**(18,482)**
III. Cash Flows from Financing Activities		
Net Increase (Decrease) in Short-Term Bank Loans	(10,048)	853
Proceeds from Long-Term Borrowings	2,000	5,927
Repayment of Long-Term Borrowings	(2,444)	(3,777)
Proceeds from Bond Issue	6,612	20,000
Redemption of Bonds	(10,446)	(7,199)
Proceeds from Sale (Acquisition) of Treasury Stocks	(2,731)	298
Payment of Cash Dividends	(11,560)	(12,794)
Payment of Cash Dividends to Minority Shareholders	(1,208)	(1,672)
Other	(133)	200
Cash Flows from Financing Activities	**(29,959)**	**1,836**
IV. Exchange Difference of Cash and Cash Equivalents	**1,768**	**1,929**
V. Net Change in Cash and Cash Equivalents	**(19,018)**	**54,715**
VI. Cash and Cash Equivalents at Beginning of Term	**108,280**	**89,014**
VII. Increase (Decrease) in Cash and Cash Equivalents Due to Additional Consolidation (Exclusion) of Companies	**(247)**	**1,529**
VIII. Cash and Cash Equivalents at End of Term (*1)	**89,014**	**145,259**

Basis of Presenting Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 92

Principal subsidiaries are listed in "Subsidiaries and Affiliated Companies" in "2. The Shiseido Group" section and are thus omitted.

[Additions]

In line with a change in accounting policy in keeping with the Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (Accounting Standards Board of Japan, PITF No. 20, September 8, 2006), the Company newly consolidated Selan Anonymous Association, Shiseido Investment Fund Investment Partnership, Shiseido Beauty Fund Investment Partnership, and the Cosmetics Voluntary Chain Store Fund Investment Partnership from the period under review.

Shiseido Dah Chong Hong Cosmetics (Guangdong) Ltd., which was established and commenced operations in the year under review, is included in the scope of consolidation.

[Exclusions]

Excluded from the scope of consolidation in the period under review is Mieux Products Co., Ltd., following the divestment of shares in that company.

Five other companies have also been excluded from the scope of consolidation. Of these, two companies (Beijing Huazhiyou Cosmetics Sales Center and Shiseido Investment Co., Ltd.) are in the process of being liquidated and three (Shiseido Investment Fund Investment Partnership, Shiseido Beauty Fund Investment Partnership, and the Cosmetics Voluntary Chain Store Fund Investment Partnership) have been dissolved.

(2) Nonconsolidated subsidiaries

Major Company Name: Beauté Prestige International Ltd. (UK)

(Reasons for excluding nonconsolidated subsidiaries from scope of consolidation)

Since these companies are small in scale or do not engage in full-scale operations, their combined assets, net sales, net income (the Company's interest share) and retained earnings (the Company's interest share) have a minimal effect on the Company's consolidated financial statements, and they are insignificant in general, they are not included in the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies where equity method applicable: 5
Major Company Name: Pierre Fabre Japon Co., Ltd.

(2) Since the non-equity method nonconsolidated subsidiaries (Beauté Prestige International Ltd. (UK), etc.) and affiliated companies are small in scale or do not engage in full-scale operations, their net income (the Company's interest share) and retained earnings (the Company's interest share) have a minimal effect on the Company's consolidated financial statements, and they are insignificant in general, they are not included in the scope of equity method application.

(3) The latest financial figures are used for equity-method affiliates with term-ends that differ from that of the parent company.

3. Fiscal Periods of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 62 companies—overseas consolidated subsidiaries, Beauté Prestige International Co., Ltd., Tai Shi Trading Co., Ltd., and Selan Anonymous Partnership—have fiscal terms ending December 31. All other consolidated subsidiaries have terms ending March 31.

The most recent financial statements have been used for the 62 consolidated subsidiaries—overseas subsidiaries, Beauté Prestige International Co., Ltd., Tai Shi Trading Co., Ltd., and Selan Anonymous Association—with fiscal periods ending in months other than March. The consolidated statements have been adjusted to reflect important transactions that took place between the respective term-ends of those companies and March 31, 2007.

Three investment associations— Shiseido Investment Fund Investment Partnership, Shiseido Beauty Fund Investment Partnership, and the Cosmetics Voluntary Chain Store Fund Investment Partnership—have fiscal years ending December 31. Because these entities were dissolved on February 28, 2007, however, their income statements for the 14-month period (January 1, 2006, to February 28, 2007) have been used in consolidation.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

(a) Securities

Available-for-sale securities:

Fair value available: At market, based on market quotes at fiscal year-end. (Net unrealized gains and losses are reported separately in net assets. Realized gains or losses on securities sold are determined based mainly on the moving average method.)

Fair value not available: At cost, based mainly on the moving average method.

Investments in investment business limited liability partnerships are recorded at the Company's share of the net asset value of the partnerships. The Company's share of the profits and losses earned by a partnership is recognized in current year's earnings, in proportion to its ownership interests in the net asset value of the partnership.

(b) Derivatives

The Company values derivatives at market value.

(c) Inventories

The Company values inventories at cost, based on the average method. Consolidated subsidiaries value inventory at cost, based primarily on the last purchase method.

(2) Depreciation of Major Fixed Assets

(a) Property, Plant and Equipment

Buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) are depreciated using the straight-line method. Other tangible fixed assets are, in principle, depreciated using the declining-balance method. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

(b) Intangible Assets

Intangible assets are, in principle, amortized using the straight line method over the following time periods.

Trademark rights: 10 years, in principle

Software: 5 years, in principle

(c) Long-term Prepaid Expenses

Long-term prepaid expenses are, in principle, amortized using the straight line method.

(3) Major Reserves

(a) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide the allowance for doubtful accounts by the method that uses the historical percentage of its own actual bad debt loss against the balance of total receivables plus the amount of uncollectible receivables estimated on an individual basis. Overseas consolidated subsidiaries mainly provide for the amount of uncollectible receivables estimated on an individual basis.

(b) Allowance for Returned Goods

As contingency against losses from returned goods, the Company and its consolidated domestic subsidiaries have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

[Supplementary Information]

Previously, as contingency against losses from returned goods, the Company and its domestic consolidated subsidiaries set aside a reserve, the amount of which was based on historical results. Due to the accumulation of past data and improvements in analytical precision, however, it is now possible to make more accurate estimates. Effective the year under review, therefore, the Company has adopted a method that takes into account market distribution and the resale status of products.

(c) Reserve for Employee Bonuses

The Company has set aside a reserve for bonus payments to employees based on the projected amount for the fiscal year under review. This reserve includes bonuses for corporate officers who are non-board members, and the calculation standards used are the same as those for the Reserve for Bonuses to Directors and Statutory Auditors.

(d) Reserve for Bonuses to Directors and Statutory Auditors

The Company has set aside a reserve for bonus payments to corporate officers who are also directors on the Board based on the projected amount for the current fiscal year.

(e) Reserve for Contingency Expenses

To provide for losses due to contingency expenses incurred in addressing legal risk, product guarantee risk, currency risk, tax risk, and other factors, certain overseas consolidated subsidiaries have set aside reserves, the amount of which is based on estimated losses that would be incurred considering the potential necessity of such contingencies in the future.

(f) Accrued Retirement Benefits

As contingency against expenses arising from retirement of employees, the Company, its domestic consolidated subsidiaries and certain overseas subsidiaries recognize accrued retirement benefit based on the estimated actuarial present value of projected benefit obligation and the estimated fair value of plan assets.

Unrecognized prior service cost is amortized on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years). Unrecognized net actuarial gain or loss is mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years).

The reserve includes a reserve for corporate officers' retirement benefits, which is subject to the same standards as those used for accrued retirement benefits to directors and statutory auditors.

(g) Accrued Retirement Benefits to Directors and Statutory Auditors

In the year ended March 31, 2004, the Company's Board of Directors resolved to abolish the unfunded retirement benefit plans for their directors, statutory auditors and corporate officers, and proposed to make and calculated the amounts of lump-sum payments upon abolishment of the plan for their duties up to March 31, 2004, subject to approval by shareholders. The Company provided for the lump-sum payments determined in the Board's proposal for the year ended March 31, 2004.

(h) Allowance for Losses on Guaranty of Liabilities

To provide for losses on guaranty of liabilities, the Company has set aside a reserve, the amount of which reflects estimated potential losses taking into consideration such factors as the financial conditions of parties guaranteed.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen

Receivables and payables denominated in foreign currencies are translated at the current exchange rate prevailing at the end of the consolidated fiscal period. Resulting exchange gains or losses are recognized in the determination of net income for the relevant period.

The financial statements of overseas consolidated subsidiaries and affiliates are translated into yen at the exchange rate prevailing at the respective balance sheet dates of those subsidiaries for assets and liabilities. All income and expense accounts are translated at the average rate of exchange during the term. The resulting translation adjustments are included in Net Assets as Adjustments on Foreign Currency Statement Translation and Minority Interests in Consolidated Subsidiaries.

(5) Accounting for Major Lease Transactions

Finance leases other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by a method that is applicable to ordinary operating leases.

(6) Accounting for Major Hedges

(a) Hedge accounting method

The Company uses deferral hedge accounting.

(b) Hedging instruments and hedged items

The hedging instruments and items applying hedge accounting during the term were as follows:

Hedging instruments: Interest rate swaps

Hedged items: Interests on borrowings

(c) Hedging policy

The Company participates in interest rate swap agreements in order to alleviate risks associated with changes in interest rates on its borrowings. Transactions to be hedged are specified for each contract.

(d) Assessment of hedging effectiveness

The Company evaluates the effectiveness of hedges semiannually by comparing the accumulated cash flow changes or changes in fair value of hedged items with the corresponding changes in the hedging instruments, basing its assessment on the amounts of those two changes, etc.

(7) Other Major Items Concerning Preparation of Consolidated Financial Statements

Consumption Tax: In relation to consumption tax and regional consumption tax, the Companies adopt the tax-exclusive method.

5. Evaluation of Assets and Liabilities of Consolidated Subsidiaries

In evaluating the assets and liabilities of consolidated subsidiaries at the time of capital consolidation, the Company uses the full fair value method.

6. Amortization of Goodwill and Negative Goodwill

Amortization of goodwill and negative goodwill is determined on a case-by-case basis, generally amortized over a rational period not exceeding 20 years.

Goodwill in certain overseas subsidiaries is not amortized, pursuant to U.S. accounting standards. Instead, impairment is determined either annually or when an occasion that permits impairment arises, and the relevant amount is accounted for at that time.

7. Definition of "Cash and Cash Equivalents" in Statements of Cash Flows

Cash and Cash Equivalents as shown in the Consolidated Statements of Cash Flows refer to cash in hand, bank deposits that can be withdrawn or converted to cash at immediate notice, and short-term investments with maturities of no more than 3 months from acquisition date that carry minimal risk of fluctuations in value.

Changes in Accounting Practices

(Accounting Standard for Bonuses of Directors and Statutory Auditors)

Effective from the fiscal year under review, the Company applied Accounting Standard for Directors' Bonus (Accounting Standards Board of Japan, Statement No. 4, November 29, 2005). As a consequence, Selling, General and Administrative Expenses (SG&A) rose ¥122 million, with Income from Operations, Ordinary Income, Income before Income Taxes, and Net Income declining by the same amount.

The "Segment Information" section describes the impact of this change on each business segment.

(Accounting Standard for Presenting Net Assets in the Balance Sheets)

Effective from the fiscal year under review, the Company applied Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, Guidance No. 8, December 9, 2005).

The amount corresponding to conventional Total Shareholders' Equity is ¥388,619 million.

The Company has presented Net Assets in the consolidated financial statements in accordance with the revision of the Regulations for Consolidated Financial Statements .

(Accounting Standards for Business Combinations)

Effective from the fiscal year under review, the Company applied Accounting Standard for Business Combinations (Business Accounting Council, October 31, 2003) and Accounting Standard for Business Divestitures (Accounting Standards Board of Japan, Statement No. 7, December 27, 2005) and Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (Accounting Standards Board of Japan, Guidance No. 10, December 27, 2005).

(Accounting Standards for Stock Options)

Effective from the fiscal year under review, the Company applied Accounting Standard for Share-Based Payment (Accounting Standards Board of Japan, Statement No. 8, December 27, 2005) and Implementation Guidance on Accounting Standard for Share-Based Payment (Accounting Standards Board of Japan, Guidance No. 11, revised on May 31, 2006). As a consequence, Selling, General and Administrative Expenses rose ¥52 million, with Income from Operations, Ordinary Income and Income before Income Taxes declining by the same amount and Net Income declining by ¥45 million.

The "Segment Information" section describes the impact of this change on each business segment.

(Revision to Accounting Standard for Treasury Stock and Reduction of Legal Reserves)

Effective from the fiscal year under review, the Company applied the revised Accounting Standard for Treasury Stock and Reduction of Legal Reserves (Accounting Standards Board of Japan, Statement No. 1, revised on August 11, 2006) and Implementation Guidance on Accounting Standard for Treasury Stock and Reduction of Legal Reserves (Accounting Standards Board of Japan, Guidance No. 2, revised on August 11, 2006).

The change had no impact on the Company's profits.

The Net Assets section of the consolidated financial statements for the year under review has been prepared in accordance with the revised Regulation for Consolidated Financial Statements.

(Application of Control Criteria and Influence Criteria to Investment Associations)

Effective from the fiscal year under review, the Company applied Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (Accounting Standards Board of Japan, PITF No. 20, September 8, 2006). As a consequence, Income from Operations rose ¥1,375 million, while Ordinary Income and Income before Income Taxes decreased ¥506 million, and Net Income decreased ¥337 million.

The "Segment Information" section describes the impact of this change on each business segment.

Changes to Method of Disclosure

(Consolidated Balance Sheets)

1. Goodwill and Difference between Investment Costs and Equity in Assets Acquired are included in Goodwill from the year under review. These items were listed separately in the previous year's report.
2. The Current Portion of Long-Term Borrowings is presented separately from the fiscal year under review to more clearly present the Group's long-term debts. This item was included in Short-Term Bank Loans in the previous year report (¥2,325 million).
3. Deferred Tax Liabilities (¥2,019 million), included in Other Long-Term Liabilities in the previous year's report, is listed separately from the period under review to more clearly present the Group's long-term liabilities.

(Consolidated Statements of Income)

1. Dividend Income is listed separately from the year under review to more clearly present the Group's non-operating income status. This item was included in Others under Other Income in the previous year's report (¥721 million).
2. Gain on Sale of Securities is reported separately from the fiscal year under review to further clarify the Group's non-operating income. This item was included in Others under Other Income in the previous year's report (¥519 million).
3. Gain from Investment Business Limited Liability Partnership, etc. (¥390 million) was reported separately in the previous fiscal period. In the period under review, this item is included in Others under Other Income because it now represents less than 10% of Other Income.

(Consolidated Statements of Cash Flows)

1. Amortization of Goodwill (included in Depreciation in the previous year's report and amounting to ¥621 million) and Amortization of Difference between Investment Costs and Equity in Assets Acquired were listed separately in the previous year's report. From the year under review, these items are included in Amortization of Goodwill.
2. Decrease in Liabilities for Additional Retirement Benefits was listed separately in the previous fiscal period. In the period under review, this item is included in Other under Cash Flows from Operating Activities as the amount is deemed minimal (decrease of ¥109 million).
3. Increase in Allowance for Returned Goods is listed separately from the period under review to more clearly present the Group's operating cash flows. This item was included in Other under Cash Flows from Operating Activities in the previous fiscal year (increase of ¥587 million).
4. Gain on Sale of Securities, previously included in Other under Other Income, is listed separately in the statements of income from the period under review to more clearly present the Group's non-operating income. In line with this change, (Gain) Loss on Sale of Securities, included in Other under Cash Flows from Operating Activities in the previous period (gain of ¥519 million) is now listed separately.
5. Transfers to Time Deposits (¥1,467 million) and Withdrawals from Time Deposits (¥3,912 million) are listed separately from the year under review to more clearly present the Group's transaction status. In the previous year's report, the net of these items were listed as (Increase) Decrease in Time Deposits.

Supplementary Information

(Reserve for Employee Bonuses)

Previously, the Company included accrued bonuses to employees in Other Current Liabilities. Due to the introduction of a performance-based bonus system, the accrued amount does not meet the defined requisite, so the Company recategorized this line item as Reserve for Employee Bonuses from the period under review.

(Reserve for Contingency Expenses)

Previously, the Company included Reserve for Contingency Expenses in Other Current Liabilities. In order to clearly present its state, this item is listed separately from the period under review.

As a result of this change, Decrease in Reserve for Contingency Expenses, included in Other under Cash Flows from Operating Activities in the previous year's report, is also listed separately.

Notes

(Consolidated Balance Sheets)

(Millions of yen)

Fiscal Year Ended March 2006 (March 31, 2006)	Fiscal Year Ended March 2007 (March 31, 2007)
*1. —	*1. Collateralized assets and loan obligations Assets used as collateral are as follows: Buildings and Structures 20,116 Guarantee Money Paid 15,200 Investments in securities 1,512 Cash and Cash Deposits 1,432 Total 38,261 The Company has offered the above assets as collateral for derivative transactions (interest rate swaps) in addition to the below obligations. Collateralized obligations are as follows: Current Portion of Long-Term Borrowings 1,000 Long-Term Borrowings 27,100 Total 28,100
*2. Major assets and liabilities of non-consolidated subsidiaries and affiliates are as follows: Investment Securities (Equity) 1,316	*2. Major assets and liabilities of non-consolidated subsidiaries and affiliates are as follows: Investment Securities (Equity) 1,428
3. Contingent Liabilities The Company has guaranteed liabilities for bank borrowings as follows: Employees 38	3. —
4. Holdings of Treasury Stock Shares of the Company held by the Consolidated Group are as follows: Ordinary Shares 12,105 thousand The total number of the Company's shares outstanding was 424,562 thousand.	4. —
*5. —	*5. Notes maturing at the end of the period are settled when cleared. Because the end of the period under review fell on a bank holiday, the following maturing notes are included in the year-end balance: Notes Receivable 67 Notes Payable 5

(Consolidated Statements of Income)

(Millions of yen)

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)
*1. Major SG&A items and amounts are as follows. Advertising Expenses 50,314 Selling Expenses 118,264 Salaries, Bonuses 115,407 Retirement Benefit Expense 7,289	*1. Major SG&A items and amounts are as follows. Advertising Expenses 50,753 Selling Expenses 113,377 Salaries, Bonuses 126,332
*2. Research and Development R&D expenses, which are included in SG&A and Cost of Sales, totaled ¥16,451 million.	*2. Research and Development R&D expenses, which are included in SG&A and Cost of Sales, totaled ¥16,132 million.
*3. Gain on Sales of Property, Plant and Equipment refers to sales of land and buildings at factory sites associated with the reorganization of domestic factories.	*3. —
*4. Impairment Losses In the period under review, the Group reported the following impairment losses associated with domestic and overseas fixed assets: Purpose / Type / Location: Business-use assets / Land, buildings, Long-term prepaid expenses; structures, etc / Chuo-ku, Tokyo, others Idle assets, etc. / Land, buildings, structures, etc. / Maizuru City, Kyoto, others For impairment accounting purposes, the Group pools its business-use assets separately from its idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow- generating unit, based on business classification. Idle assets are pooled according to each separate property. As a result, business-use assets, such as stores in operation, that have continuously reported operating losses have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. By asset type, such losses in the period under review were ¥213 million for land, ¥1,029 million for buildings and structures, and ¥1,567 million for long-term prepaid expenses. Idle assets, such as factories that will cease production, have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. Such losses in the period under review were ¥2,356 million for land and ¥918 million for buildings and structures. Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values. Impairment losses on overseas assets refer to intangible fixed assets of North American subsidiaries, specifically ¥3,357 million for goodwill and ¥2,960 million for trademark rights.	*4. Impairment Losses In the period under review, the Group reported the following impairment losses associated with domestic and overseas fixed assets: Purpose / Type / Location: Business-use assets / Land, buildings, structures, etc / Kawasaki City, Kanagawa, others Idle assets, etc. / Land, buildings, structures, etc. / Ibaraki City, Osaka, others For impairment accounting purposes, the Group pools its business-use assets separately from its idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow- generating unit, based on business classification. Idle assets are pooled according to each separate property. As a result, business-use assets due to be sold have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. By asset type, such losses in the period under review were ¥1,388 million for land and ¥698 million for buildings and structures. Idle assets whose market value has declined have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. Such losses in the period under review were ¥1,158 million for land and ¥143 million for buildings and structures. Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values. Impairment losses on overseas assets refer to fixed assets of North American subsidiaries, specifically ¥800 million for goodwill and ¥407 million for buildings and structures.
*5. Restructuring Expenses are business costs incurred in streamlining the Company's operations, including downsizing and withdrawing from brands and businesses that contribute little to profitability. They consisted of ¥575 million for domestic subsidiaries and ¥2,127 million for overseas subsidiaries.	*5. Restructuring Expenses are business costs incurred in streamlining the Company's operations, including downsizing and withdrawing from brands and businesses that contribute little to profitability.

(Consolidated Retained Earnings)

(Millions of yen)

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)
*1. Other Decrease indicates elimination retained earnings due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards.

(Consolidated Statements of Changes in Shareholders' Equity)

Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)

1. Categories and numbers of issued and outstanding shares and treasury stock

	Number of Shares at End of Previous Fiscal Year (Thousands of Shares)	Increase in Number of Shares during Period (Thousands of Shares)	Decrease in Number of Shares during Period (Thousands of Shares)	Number of Shares at End of Period (Thousands of Shares)
(Issued and outstanding shares) Common stock	424,562	—	—	424,562
Total	424,562	—	—	424,562
(Shares of treasury stock) Common stock	12,105	294	670	11,730
Total	12,105	294	670	11,730

Notes: 1. The rise in the number of treasury shares of common stock stemmed from requests to buy odd-lot shares.
2. The decrease in the number of treasury shares of common stock stemmed from requests to sell 11 thousand odd-lot shares and the exercise of stock option rights for 659 thousand shares.

2. New share and treasury stock acquisition rights

	Breakdown of New Share Acquisition Rights	Purpose of New Share Acquisition Rights and Stock Category	New Share Acquisition Rights by Purpose (Number of Shares)				Value at End of Period (Millions of yen)
			Balance at End of Previous Fiscal Year	Increase during Period	Decrease during Period	Balance at End of Period	
Reporting company (parent)	New share acquisition rights as stock options	—					52
Total		—					52

3. Dividends

(1) Cash dividends paid

(Resolution)	Share Class	Cash Dividends Paid	Cash Dividends per Share	Term End	Dividend Rights Date
Ordinary General Meeting of Shareholders on June 29, 2006	Common stock	¥6,186 million	¥15.00	March 31, 2006	June 30, 2006
Board of Directors Meeting on October 26, 2006	Common stock	¥6,600 million	¥16.00	September 30, 2006	December 8, 2006

(2) For dividends made for fiscal year under review but for which dividend rights dates are after end of year

(Resolution)	Share Class	Cash Dividends Paid	Source of Dividends	Cash Dividends per Share	Term End	Dividend Rights Date
Ordinary General Meeting of Shareholders on June 26, 2007	Common stock	¥6,605million	Retained earnings	¥16.00	March 31, 2007	June 27, 2007

(Consolidated Cash Flows)

(Millions of yen)

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)		Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)	
*1. Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets:		*1. Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets:	
Cash and Time Deposits Account	53,511	Cash and Time Deposits Account	82,453
Short-Term Investments in Securities Account	36,944	Short-Term Investments in Securities Account	68,544
Total	90,455	Total	150,997
Time Deposits of More than 3 Months	(1,094)	Time Deposits of More than 3 Months	(4,121)
Stocks, Bonds with Maturities of More than 3 Months, etc.	(346)	Stocks, Bonds with Maturities of More than 3 Months, etc.	(1,616)
Cash and Cash Equivalents	89,014	Cash and Cash Equivalents	145,259

(Segment Information)

1. Business Segment Information

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	533,068	61,166	76,722	670,957	—	670,957
(2) Sales and Transfer Account from Intersegment Transactions	4,796	2,425	45,881	53,102	(53,102)	—
Total	537,864	63,591	122,604	724,060	(53,102)	670,957
Operating Expenses	494,142	63,262	116,535	673,941	(41,863)	632,078
Income from Operations	43,721	328	6,068	50,119	(11,239)	38,879
2. Assets, Depreciation and Amortization, Impairment Losses, and Capital Expenditure:						
Assets	364,673	37,150	102,163	503,987	167,854	671,841
Depreciation and Amortization	16,448	3,516	6,963	26,928	43	26,972
Impairment Loss	4,467	248	7,740	12,456	(52)	12,403
Capital Expenditure	17,471	5,072	6,053	28,597	29	28,626

Notes: 1. Business segment and main products included in each segment.

Shiseido's business is segmented by categories for control of its in-house organization.

Cosmetics............ Women's and men's cosmetics, beauty soap, cosmetic accessories

Toiletries............ Soaps, hair care products, mass market cosmetics, sanitary, oral care products, shaving blades

Others .... Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods, fine chemicals

2. Operating expenses for the year included ¥11,239 million in operating expenses for noncategorized spending covered in the Elimination line item. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. At fiscal year-end, companywide assets included in the Elimination line item were ¥173,328 million, consisting mainly of deferred tax assets, parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress.

4. Long-term prepaid expenses are included in depreciation and amortization, impairment loss, and capital participations.

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)					
	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	447,557	224,319	22,717	694,594	—	694,594
(2) Sales and Transfer Account from Intersegment Transactions	6,231	1,347	23,112	30,691	(30,691)	—
Total	453,788	225,667	45,829	725,285	(30,691)	694,594
Operating Expenses	416,918	215,222	43,584	675,725	(31,136)	644,589
Income from Operations	36,870	10,444	2,245	49,559	445	50,005
2. Assets, Depreciation and Amortization, and Capital Expenditure:						
Assets	243,310	229,568	77,965	550,844	188,988	739,832
Depreciation and Amortization	14,361	7,617	6,518	28,497	(23)	28,474
Impairment Loss	2,114	1,255	1,228	4,597	—	4,597
Capital Expenditure	12,149	8,739	5,462	26,352	14	26,366

Notes: 1. Business segments and main products/services included in each segment.

Shiseido's business is segmented by categories for control of its in-house organization.

Domestic Cosmetics	[Domestic]
	Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)
	Professional division (Production and sale of beauty salon products)
	Healthcare division (Production and sale of health & beauty foods and over-the-counter drugs)
Overseas Cosmetics	[Overseas]
	Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)
	Professional division (Production and sale of beauty salon products)
Others	Frontier Sciences division (Production and sale of medical-use drugs)
	Others (Sale of clothing and accessories; operation of restaurants; real estate management/sale; etc.)

2. Effective the period under review, the Company has reclassified business segment reporting from "cosmetics," "toiletries" and "others" to "domestic cosmetics," "overseas cosmetics" and "others."
   - The newly defined "cosmetics" includes toiletries, beauty salon products, health & beauty foods, and over-the-counter drugs, which had previously been included in the former "toiletries" and "others" segments.
   - The above "cosmetics" with its wider product domain is divided into domestically-operated "domestic cosmetics" and overseas-operated "overseas cosmetics."
   - "Others" include medical-use drugs, clothing, accessories, and other businesses that are not included in the scope of "domestic cosmetics" and "overseas cosmetics."

   Through these changes, segments are reclassified to reflect the integration of cosmetics with its peripheral businesses and other internal organizational changes, and to clarify overseas cosmetics business results.

3. Effective the period under review, the Company has reassessed segment-allocation of operating expenses. A part of administrative expenses and basic R&D expenses, etc., which had previously been listed under the Elimination line as unallocatable operating expenses, are allocated to each segment. The Company has also partly redefined intersegment transactions. By allocating all administrative expenses to each business, etc., these changes aim to provide a more accurate grasp and disclosure of business segment results, in line with the reclassification in business segment reporting.

4. At fiscal year-end, companywide assets included in the Elimination line item were ¥193,040 million, consisting mainly of deferred tax assets, parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress.

5. Long-term prepaid expenses are included in depreciation and amortization, impairment loss, and capital participations.

6. As stated in Changes in Accounting Practices, from the period under review the Company applied Accounting Standard for Directors' Bonus. Compared with previous calculation approaches, therefore, operating expenses were ¥87 million higher for the domestic cosmetics segment, ¥31 million higher for the overseas cosmetics segment, and ¥3 million higher for the others segment, with operating income in each segment decreasing by the same respective amounts.

7. As stated in Changes in Accounting Practices, from the period under review the Company applied Accounting Standard for Share-Based Payment, etc. Compared with previous calculation approaches, operating expenses were ¥36 million higher for the domestic cosmetics segment, ¥14 million higher for the overseas cosmetics segment, and ¥2 million higher for the others segment, with operating income in each segment decreasing by the same respective amounts.

8. As stated in Changes in Accounting Practices, from the period under review the Company applied Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations. Compared with previous calculation approaches, therefore, operating expenses were ¥1,375 million lower for the others segment, with operating income in the segment increasing by the same amount.

9. As stated in Changes in Accounting Practices, from the period under review the Company applied Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations. Compared with the previous calculation approaches, therefore, assets in the others segment increased ¥38,325 million, and assets in the Elimination line item increased ¥1,236 million.

10. As stated in Changes in Accounting Practices, from the period under review the Company applied Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations. Compared with the previous calculation approaches, therefore, depreciation and amortization in the others segment increased ¥1,233 million.

11. Business segment information for the previous corresponding term and fiscal year, based on the previous fiscal year's accounting methods for business segment reporting and segment allocation of operating expenses, etc., is as below.

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)					
	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	453,360	196,331	21,265	670,957	—	670,957
(2) Sales and Transfer Account from Intersegment Transactions	5,131	378	19,292	24,802	(24,802)	—
Total	458,491	196,710	40,558	695,760	(24,802)	670,957
Operating Expenses	424,231	193,874	39,576	657,683	(25,605)	632,078
Income from Operations	34,260	2,835	981	38,076	802	38,879
2. Assets, Depreciation and Amortization, Impairment Losses, and Capital Expenditure:						
Assets	237,935	211,156	53,311	502,403	169,438	671,841
Depreciation and Amortization	15,039	6,595	5,359	26,995	(22)	26,972
Impairment Loss	4,840	6,359	1,256	12,456	(52)	12,403
Capital Expenditure	14,991	8,577	5,028	28,597	29	28,626

2. Geographic Segment Information (by Location)

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	475,653	46,016	85,572	63,714	670,957	—	670,957
(2) Sales and Transfer Account from Intersegment Transactions	20,040	8,488	3,870	83	32,483	(32,483)	—
Total	495,694	54,504	89,443	63,798	703,440	(32,438)	670,957
Operating Expenses	461,459	52,937	83,724	55,200	653,321	(21,243)	632,078
Income from Operations	34,235	1,567	5,718	8,598	50,119	(11,239)	38,879
2. Assets	309,245	59,547	84,696	65,382	518,871	152,969	671,841

Notes: 1. Segmentation of countries and regions is based on geographic proximity.

2. Major countries and regions are as follows:

Americas: United States, Canada, Brazil

Europe: France, Italy, Germany, etc.

Asia/Oceania: China, Taiwan, Australia, etc.

3. Operating expenses for the year included ¥11,239 million in operating expenses for noncategorized spending covered in the Elimination line item. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

4. Assets at fiscal year-end include ¥173,328 million in companywide assets, which are included in the Elimination line item. These consisted mainly of deferred tax assets, financial assets of the Company (cash and deposits, marketable securities, and investments in securities), assets of administrative operations, and construction in progress.

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	471,204	51,730	88,364	83,295	694,594	—	694,594
(2) Sales and Transfer Account from Intersegment Transactions	22,115	8,138	4,335	111	34,701	(34,701)	—
Total	493,320	59,869	92,699	83,406	729,296	(34,701)	694,594
Operating Expenses	465,985	57,060	86,388	72,194	681,628	(37,039)	644,589
Income from Operations	27,335	2,808	6,310	11,212	47,667	2,337	50,005
2. Assets	337,144	59,427	95,801	74,131	566,505	173,327	739,832

Notes: 1. Segmentation between countries and regions is based on geographic proximity.

2. Major countries and regions besides Japan are as follows:
Americas: United States, Canada, Brazil
Europe: France, Italy, Germany, etc.
Asia/Oceania: China, Taiwan, Australia, etc.

3. Effective the period under review, the Company has reassessed segment-allocation of operating expenses. A part of administrative expenses and basic R&D expenses, etc., which had previously been listed under the Elimination line as unallocatable operating expenses, are allocated to each segment. The Company has also partly redefined intersegment transactions. By allocating all administrative expenses to each region, etc., these changes aim to provide a more accurate grasp and disclosure of geographic segment results.

4. At fiscal year-end, companywide assets included in the Elimination line item were ¥193,040 million, consisting mainly of deferred tax assets, financial assets of the Company (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress.

5. As stated in Changes in Accounting Practices, from the period under review the Company applied Accounting Standard for Directors' Bonus. Compared with previous calculation approaches, therefore, operating expenses were ¥122 million higher in Japan, with operating income in the segment decreasing by the same amount.

6. As stated in Changes in Accounting Practices, from the period under review the Company applied Accounting Standard for Share-Based Payment, etc. Compared with previous calculation approaches, operating expenses were ¥52 million higher in Japan, with operating income in the segment decreasing by the same amount.

7. As stated in Changes in Accounting Practices, from the period under review the Company applied Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations. Compared with previous calculation approaches, therefore, operating expenses were ¥1,375 million lower in Japan, with operating income in the segment increasing by the same amount.

8. As stated in Changes in Accounting Practices, from the period under review the Company has applied Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations. Compared with the previous calculation approaches, therefore, assets in Japan rose ¥38,325 million, and assets in the Elimination line item increased ¥1,236 million.

9. Geographic segment information for the previous fiscal year, based on revised accounting methods for segment-allocation of operating expenses, etc., is as below.

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
1. Net Sales							
(1) Sales from Outside Customers	475,653	46,016	85,572	63,714	670,957	—	670,957
(2) Sales and Transfer Account from Intersegment Transactions	21,072	8,475	3,870	83	33,501	(33,501)	—
Total	496,726	54,491	89,443	63,798	704,458	(33,501)	670,957
Operating Expenses	472,698	53,561	84,065	56,131	666,456	(34,378)	632,078
Income from Operations	24,027	930	5,377	7,667	38,001	877	38,879
2. Assets	309,245	59,547	84,696	65,382	518,871	152,969	671,841

3. Overseas Sales
(Export Sales and Sales by Overseas Subsidiaries; by Destination)

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	47,527	80,394	69,319	197,241
Consolidated Net Sales				670,957
Percentage of Overseas Sales against Consolidated Net Sales	7.1	12.0	10.3	29.4

(Millions of yen)

	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	53,969	79,325	91,503	224,798
Consolidated Net Sales				694,594
Percentage of Overseas Sales against Consolidated Net Sales	7.8	11.4	13.2	32.4

Notes: 1. Segmentation of countries and regions is based on geographic proximity.
2. Major countries and regions are as follows:
Americas: United States, Canada, Brazil, etc.
Europe: France, Italy, Germany, etc.
Asia/Oceania: China, Taiwan, Australia, etc.
3. Overseas sales consist of exports from the Company and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among the Companies are not included.

(Tax-Effect Accounting)

(Millions of yen)

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)		Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)	
1. Principal components of deferred tax assets and deferred tax liabilities are shown below.		**1. Principal components of deferred tax assets and deferred tax liabilities are shown below.**	
Deferred Tax Assets		Deferred Tax Assets	
Deficit Carried Forward	13,989	Depreciation Expense	10,730
Depreciation Expense	10,958	Deficit Carried Forward	9,844
Devaluation of Financial Assets	8,084	Devaluation of Financial Assets	8,980
Inventories and Stored Goods	6,757	Unrealized Gain on Inventory and Fixed Assets, etc.	8,943
Unrealized Gain on Inventory and Fixed Assets, etc.	6,070	Inventories and Stored Goods	6,465
Surplus on Reserve for Employees' Bonuses	4,835	Accrued Expenses Payable	4,980
Reserve for Employees' Retirement Benefits	3,203	Surplus on Reserve for Employees' Bonuses	4,613
Accrued Expenses Payable	2,888	Reserve for Employees' Retirement Benefits	1,129
Accrued Enterprise Tax Payable, etc.	834	Accrued Enterprise Tax Payable, etc.	811
Reserve for Directors' and Corporate Auditors' Retirement Benefits	115	Reserve for Directors' and Corporate Auditors' Retirement Benefits	32
Other	7,444	Other	7,713
Subtotal	65,181	Subtotal	64,245
Valuation Reserve	(7,910)	Valuation Reserve	(10,931)
Total	57,271	Total	53,314
Deferred Tax Liabilities		Deferred Tax Liabilities	
Other Securities Valuation Differential	(12,686)	Other Securities Valuation Differential	(9,525)
Fixed Asset Reduction Reserve and Others	(1,143)	Goodwill and Other Intangible Fixed Assets	(1,636)
Depreciation Expense	(772)	Fixed Asset Reduction Reserve and Others	(1,101)
Goodwill and Other Intangible Fixed Assets	(495)	Depreciation Expense	(518)
Other	(833)	Other	(496)
Subtotal	(15,931)	Subtotal	(13,278)
Net Deferred Tax Assets	41,340	Net Deferred Tax Assets	40,035
2. Major components of differences arising between the legal effective tax rate and corporate tax after the application of tax-effect accounting. Because the difference between the legal effective tax rate and the corporate tax burden after application of tax-effect accounting is less than 5% of the legal effective tax rate, this item has been omitted.		**2. Major components of differences arising between the legal effective tax rate and corporate tax after the application of tax-effect accounting.** (See left)	

(Marketable Securities)

1. Available-for-Sale Securities with Fair Value

(Millions of yen)

		Fiscal Year Ended March 2006 (March 31, 2006)			Fiscal Year Ended March 2007 (March 31, 2007)		
		Cost	Carrying amount	Unrealized gains (losses)	Cost	Carrying amount	Unrealized gains (losses)
Balance Sheet Value Exceeds Purchase Price	(1) Equity Securities	10,978	41,216	30,237	10,946	34,017	23,071
	(2) Debt Securities						
	Corporate Bonds	500	503	3	5,487	5,491	4
	(3) Other	4,105	4,619	513	1,100	1,285	185
	Subtotal	15,583	46,339	30,755	17,533	40,795	23,261
Balance Sheet Value Does Not Exceed Purchase Price	(1) Equity Securities	17	13	(4)	130	108	(21)
	(2) Debt Securities						
	Corporate Bonds	1,535	1,515	(19)	2,035	2,008	(26)
	Other Bonds	1,000	957	(42)	1,009	1,009	(0)
	(3) Other	2,334	2,112	(222)	—	—	—
	Subtotal	4,887	4,598	(288)	3,175	3,126	(49)
Total		20,471	50,937	30,466	20,709	43,921	23,212

Note: In the event that the market price of a security at fiscal year-end is 50% or more below cost, the security is deemed unrecoverable. If the market price is between 30% and 50% of cost, the Company makes a decision on recoverability after considering the performance and financial position of the security's issuer.

2. Available-for-Sale Securities Sold

(Millions of yen)

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)			Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)		
Sale Price	Total Profit from Sales	Total Losses from Sales	Sale Price	Total Profit from Sales	Total Losses from Sales
13,715	519	—	10,068	310	166

3. Carrying Amount of Securities without Fair Value

(Millions of yen)

	Fiscal Year Ended March 2006 (March 31, 2006)	Fiscal Year Ended March 2007 (March 31, 2007)
(1) Available-for-Sale Securities		
FFFs	21,506	45,562
Investment Business Limited Liability Partnerships, etc.	19,213	4,334
Unlisted Stocks	17,188	17,822
Bond Investment Trusts	12,452	11,985
MMFs	3,416	3,422
Unlisted Bonds	3	3,668
(2) Shares in Subsidiaries and Affiliates		
Subsidiaries	3	13
Affiliates	1,312	1,414

4. Available-for-Sale Securities with Maturities But Not Redeemed

(Millions of yen)

	Fiscal Year Ended March 2006 (March 31, 2006)				Fiscal Year Ended March 2007 (March 31, 2007)			
	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years
(1) Debt Securities								
JGBs, Municipal Bonds, etc.	1	2	—	—	1	0	—	—
Corporate Bonds	—	535	—	1,700	8,701	—	—	2,000
Other	—	—	—	1,000	—	10	—	1,000
(2) Other	12,020	597	1,209	—	2,714	2,360	308	—
Total	12,021	1,134	1,209	2,700	11,417	2,371	308	3,000

(Retirement Benefits)

1. Overview of Retirement Benefit System

The Company and its domestic consolidated subsidiaries have set up an employees' pension fund plan and termination allowance plan as part of its defined benefits scheme. These Companies also have defined contribution plan and prepaid termination allowance plan. In some cases, extra retirement benefits are paid when an employee retires. These are accounted for as retirement benefit expenses when incurred.

Certain overseas consolidated subsidiaries also have defined benefit pension plan, termination allowance plan and defined contribution plan.

2. Projected Benefit Obligation

(Millions of yen)

	Fiscal Year Ended March 2006 (March 31, 2006)	Fiscal Year Ended March 2007 (March 31, 2007)
a. Projected Benefit Obligation	(186,389)	(190,449)
b. Fair Value of Plan Assets	183,218	190,405
c. Funded Status of the Plans [(a) + (b)]	(3,171)	(43)
d. Unamortized Net Obligation at Transition (Note 1)	1,181	1,083
e. Unrecognized Net Actuarial (Gain) or Loss	10,235	5,009
f. Unrecognized Prior Service Cost (Note 2)	(12,321)	(9,157)
g. Additional Minimum Liability (Note 1)	(1,490)	(1,482)
h. Total [(c) + (d) + (e) + (f) + (g)]	(5,566)	(4,590)
i. Prepaid Pension Expense	30,637	32,629
j. Net Liability Recognized [(h) – (i)] (Note 3)	(36,204)	(37,220)

Notes: 1. This figure pertains to a Taiwanese subsidiary, according to the Taiwanese retirement allowance accounting system.
2. Reasons for incurring prior service cost
(1) In September 2000, the Shiseido Employees' Pension Fund made a reduction in the assumed rate of return and conversion rate.
(2) In November 2001, rules covering the Shiseido Employees' Pension Fund were amended, whereupon the Company changed its retirement allowance system from one based on previous salary to a points system based on qualifications.
(3) In September 2004, part of the Shiseido Employees' Pension Fund was transferred to a termination allowance plan.
3. In addition to the above figure for Net Liability Recognized, certain overseas consolidated subsidiaries have set aside reserves for retirement benefits, according to the accounting standards of their respective countries. The total amount of such reserves at fiscal year-end was ¥1,423 million.
4. Some domestic consolidated subsidiaries use the simplified method for the calculation of projected benefit obligation.

3. Net Periodic Benefit Cost

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)
a. Service Cost (Notes 1, 2, 3)	7,606	7,876
b. Interest Cost	4,304	4,545
c. Expected Return on Plan Assets	(5,983)	(7,327)
d. Amortization of Net Obligation at Transition (Note 4)	107	112
e. Amortization of Net Actuarial (Gain) or Loss	5,367	3,069
f. Amortization of Prior Service Cost (Note 5)	(2,124)	(2,124)
g. Net Periodic Benefit Cost [(a) + (b) + (c) + (d) + (e) + (f)]	9,277	6,151

Notes: 1. Benefit cost of the defined contribution plan is accounted for as Service Cost.
2. Benefit cost using the simplified method is accounted for as Service Cost.
3. Amounts in excess of extra retirement allowances or retirement lump-sum grants are accounted for as Service Cost.
4. This figure is expensed in the fiscal year of the Company's Taiwanese subsidiary, according to the Taiwanese retirement allowance accounting system.
5. Amortization of prior service costs described in Note 2 of "2. Projected Benefit Obligation".
6. In addition to the above net periodic benefit cost, ¥371 million in the fiscal year under review and ¥375 million in the previous year were accounted for as prepaid termination allowances.

4. Basic Assumptions for Calculating Benefit Obligation

(Shiseido Employees' Pension Fund Plan)

(Millions of yen)

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)
a. Period allocation method for estimated retirement benefits	Fixed period standard	(See left)
b. Discount rate	2.5%	(See left)
c. Expected return on plan assets	4.0%	(See left)
d. Number of years for accounting for prior service cost	10 years	(See left)
e. Number of years for accounting for actuarial calculation discrepancies	10 years	(See left)

(Per-Share Data)

(Yen)

Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)		Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)	
Net assets per share	906.11	Net assets per share	940.79
Net income per share	34.42	Net income per share	60.89
Net income per share (fully diluted)	34.37	Net income per share (fully diluted)	60.71
		(Supplementary Information) In line with a revision to "Accounting Standard for Earnings per Share" (ASBJ Guidance No. 4) on January 31, 2006, from the period under review gains/losses from hedging activities are included in year-end net assets related to common stock. Based on calculation methods used to prepare the previous year's consolidated financial statements, net assets per share for the year under review would be ¥941.35.	

Note: The basis for calculating net income per share and fully diluted net income per share is shown below.

	Fiscal Year Ended March 2006 (April 1, 2005–March 31, 2006)	Fiscal Year Ended March 2007 (April 1, 2006–March 31, 2007)
Net income per share		
Net income (¥ millions)	14,435	25,293
Amount not belonging to common stockholders (¥ millions)	225	173
(Earnings appropriated to directors' bonuses)	(167)	—
(Elimination of surplus due to appropriation of earnings of Chinese subsidiary)	(57)	(173)
Net income (loss) related to common stock (¥ millions)	14,210	25,120
Average shares outstanding (1,000 shares)	412,855	412,572
Net income per share (fully diluted)		
Net income adjustment (¥ millions)	—	—
Increase in common stock (1,000 shares)	639	1,223
(Stock options made available through new share subscription rights) (1,000 shares)	(639)	(1,223)
Latent shares not included in fully diluted net income per share calculation due to lack of dilution effect.	Stock options made available through new share subscription rights (408 new share subscription rights): 408 thousand shares of common stock	Stock options made available through new share subscription rights (429 new share subscription rights): 429 thousand shares of common stock

(Post Balance Sheet Events)

(Outsourcing of Logistics Operations and Transfer of Logistics Subsidiary and Fixed Assets)

1. Notice and Reason for Transfer

Since April 2005, the Shiseido Group has been implementing its three-year business plan aimed at maximizing growth potential and raising profitability. The plan calls for fundamental structural reforms to boost profitability, including reforms of our logistics system. Having duly considered such reforms, the Company decided to outsource this function to a dedicated logistics company in order to better address future changes in the logistics environment. The Company decided to treat this matter with urgency, as it would permit us to further increase the quality and efficiency of our logistics services in response to the needs of structured retailers.

At a meeting on December 14, 2006, the Company's Board of Directors resolved to outsource logistics operations currently performed by subsidiary Shiseido Logistics Company, Ltd., to Hitachi Transport System, Ltd. Under an arrangement proposed by Hitachi Transport System, this change will be accompanied by the transfer of Shiseido Logistics shares (90% of total shares outstanding) to Hitachi Transport System and of logistics-related facilities to ProLogis K.K. and Hitachi Capital Corporation (The transfers were executed on April 2, 2007.) Details of these decisions are provided below.

2. Overview of Business Outsourcing Agreement

(1) Companies Involved

Shiseido Company, Ltd. (the Company), eight consolidated subsidiaries and one equity-method affiliate.

(2) Partners in Arrangement

Name	Hitachi Transport System, Ltd.
Representative	Takao Suzuki
Headquarters	7-2-18 Toyo, Koto-ku, Tokyo 135-8372, Japan
Main business	System logistics (domestic and international)
Relationship with Shiseido	Logistics contractor for toiletry products

Name	Shiseido Logistics Company, Ltd.
Representative	Shigeki Kubo
Headquarters	23-9 Higashi-Ogishima, Kawasaki City, Kanagawa Prefecture 210-0869, Japan
Main business	Packing, transport, and storage of cosmetics and other products
Relationship with Shiseido	Same as above

Note: On April 2, 2007, Shiseido Logistics Co., Ltd. changed its name to Hitachi Collabonext Transport System Co., Ltd.

(3) Date of Agreement Conclusion

March 22, 2007

(4) Business Covered by Agreement

Domestic logistics

(5) Agreement Period

April 2007 to March 2012 (5 years)

(2) Assets Covered by Agreement

Name and type of asset	Logistics centers (9 locations), land, buildings, and machinery and equipment
Book value	¥17,274 million
Prior use	Logistics centers

(3) Recipients of Transfer

a. Land and Buildings

Name	ProLogis Cosmos SPC
Representatives	Kazuhiro Tsutsumi, Lee Kok Sun
Headquarters	1-5-2, Higashi-Shimbashi, Minato-ku, Tokyo 105-7108, Japan
Main business	Development, ownership, and operational management of logistics facilities
Relationship with Shiseido	None

b. Machinery and Equipment

Name	Hitachi Capital Corporation
Representatives	Kazuo Takano
Headquarters	2-15-12, Nishi-Shimbashi, Minato-ku, Tokyo 105-8712, Japan
Main business	Finance and financial services
Relationship with Shiseido	None

(4) Date of Agreement Conclusion
February 28, 2007

(5) Date of Transfer
April 2, 2007

(6) Transfer Price
¥18,269 million

(7) Gain/Loss on Transfer
The effect of the transfer on Shiseido's consolidated results in the fiscal year ending March 2008 is expected to be minimal.

(Omitted from Disclosure)

Information on lease transactions, transactions with related parties, derivative transactions, stock options, and business combinations has been omitted from this report, because the importance of such items is deemed to be low.

END